SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 205




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For August 3, 2004




                               CHILESAT CORP S.A.
                          (formerly Telex-Chile S.A.)
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       CHILESAT CORP S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



                              TABLE OF CONTENTS

1. A free English translation of a press release dated June 23, 2004.

2. A free English translation of the Company's consolidated financial statements as of June 30, 2004, prepared in accordance with Chilean generally accepted accounting principles.

                (free English translation of Spanish Original)


                           FOR IMMEDIATE PUBLICATION
                           -------------------------

                  Contact: Fernando Escrich - Finance Manager
                           Chilesat Corp S.A. (Formerly Telex-Chile S.A.) Phone (562) 582-5786 - Fax (562) 582-5116
                           E-mail: fernando.escrich@chilesat.cl

          THE NET RESULTS OF CHILESAT CORP FOR THE FIRST HALF OF 2004
               IMPROVED 53% COMPARED TO THE SAME PERIOD IN 2003.

(Santiago, Chile, June 23, 2004). Chilesat Corp S.A. (formerly Telex-Chile S.A.)
  released its consolidated financial statements for the first half of 2004.

The Net Result of Chilesat Corp for the first half 2004 experienced an improvement of 53% with respect to the same period in the previous year, with the decrease of the loss from $5,941 million to $2,797 million.

The company's Operating Result improved by 61% with a loss of $1,777 million as of June 30, 2004, which is positively compared with the loss for the same period in 2003 of $4,501 million. This is explained by an increase in the operating margin of 19% ($1,030 million) and by lower administrative and selling expenses of 17% ($1,694 million).

The company's EBITDA grew by 116% reaching $2,553 million in the first half of 2004, compared with $1,181 million recorded in the same period of 2003.

The application of the Company's strategy that seeks to increase its share in the corporate segment by means of an integrated offer of Data and Voice Networks through its affiliate Chilesat Servicios Empresariales S.A. has permitted the income of this line of business to increase by 16% in the first semester 2004 with respect to the same period of 2003, raising from $2,902 million to $3,370 million. Thus, important clients have been captured that have trusted their communications platform to Chilesat.


INCOME STATEMENT
----------------
                                                           Up to          Up to            Up to            Up to
                                                         30/06/04       30/06/03         30/06/04          30/06/03
                                                       ------------    ------------    --------------   ---------------
                                                       Millions CH$    Millions CH$    Millions US$(1)  Millions US$(1)
Revenues

   Chilesat S.A..............................             16,687          18,311           26.23            28.78
   Chilesat Servs Empresariales S.A..........              3,370           2,902            5.30             4.56
   Other Affiliates (2)......................                878           1,447            1.38             2.27
                                                         -------         -------          ------           ------
Total Revenues...............................             20,935          22,660           32.91            35.61
                                                         =======         =======          ======           ======

   Access Charges............................             (4,012)         (3,113)          (6.31)           (4.89)
   Other Operating Cost......................             (6,671)         (9,173)         (10.48)          (14.42)
   Depreciations.............................             (3,869)         (5,021)          (6.08)           (7.89)
Gross Income ................................              6,383           5,353           10.04             8.41
   S&G A. Expenses (Without Provisions)......             (6,953)         (8,432)         (10.93)          (13.25)
   Provision for Trade Debtors...............               (746)           (761)          (1.17)           (1.20)
   Depreciations.............................               (461)           (661)          (0.72)           (1.04)
   S&G A. Expenses...........................             (8,160)         (9,854)         (12.82)          (15.49)
                                                          ------          ------           -----            -----
Operating Income ............................            (1,777)          (4,501)          (2.78)           (7.08)
                                                         ------          -------          ------           ------
EBITDA ......................................              2,553           1,181            4.02             1.85
                                                         =======         =======          ======           ======

Non Operating Results
   Financial Income..........................                141             256            0.22             0.40
   Other Non-Operating Income................              1,937           7,037            3.04            11.06
   Financial Expenses........................             (1,086)         (1,050)          (1.71)           (1.65)
   Other Non-Operating Expenses..............             (1,984)         (7,761)          (3.12)          (12.20)
   Amortization of Goodwill..................                (12)            (16)          (0.02)           (0.03)
   Price Level Restatement...................                (27)            (99)          (0.04)           (0.16)
   Difference in Exchange Rate...............                (88)             45           (0.14)            0.08
                                                         -------         -------          ------           ------
Total Non-Operating Result...................             (1,119)         (1,588)          (1.77)           (2.50)
                                                         =======         =======          ======           ======

Result Before Taxes..........................             (2,896)         (6,089)          (4.55)           (9.58)
   Income Taxes..............................                 (6)             (6)          (0.01)           (0.01)
   Minority Interest.........................                105             154            0.17             0.24
                                                         -------         -------          ------           ------
Net Result...................................             (2,797)         (5,941)          (4.39)           (9.34)
                                                         =======         =======          ======           ======

(1) US$=636.3
(2) The affiliate Texcom USA (Nacs Communications Inc.) is de-consolidated starting at May 1, 2003.


                     CHILESAT CORP S. A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
      (Translation of financial statements originally issued in Spanish)

                                    ASSETS
                                                         As of June 30,
                                                 -----------------------------
                                                    2004             2003
                                                 ------------     ------------
                                                    ThCh$            ThCh$

CURRENT ASSETS
   Cash.........................................     698,284          279,714
   Time deposits................................     794,191        3,349,311
   Marketable securities (net)..................       4,551          152,669
   Trade accounts receivable (net)..............   8,350,494        6,947,061
   Notes receivable (net).......................     121,822          196,509
   Other receivables............................   1,115,930        1,166,621
   Notes and accounts receivable from
     related companies..........................     364,222          251,397
   Recoverable taxes............................   1,066,506          817,745
   Prepaid expenses.............................   1,234,292        1,219,156
   Other current assets.........................   1,079,723        2,238,163
                                                 -----------      -----------
   Total current assets.........................  14,830,015       16,618,346
                                                 -----------      -----------

PROPERTY, PLANT AND EQUIPMENT
   Land.........................................     348,278          556,447
   Buildings and infrastructure works...........  48,951,953       49,253,149
   Machinery and equipment......................  63,915,167       61,315,813
   Other property, plant and equipment..........  28,270,993       25,075,063
   Accumulated depreciation (loss).............. (75,741,277)     (66,540,409)
                                                 -----------      -----------
   Total net property, plant and equipment......  65,745,114       69,660,063
                                                 -----------      -----------

OTHER ASSETS
   Investments in other companies...............         306              307
   Goodwill.....................................     420,470          452,759
   Long-term notes and accounts receivable
     from related companies.....................          --          170,845
   Others.......................................      73,538           88,255
                                                 -----------      -----------
   Total other assets...........................     494,314          712,166
                                                 -----------      -----------

TOTAL ASSETS....................................  81,069,443       86,990,575
                                                 ===========      ===========


                      The accompanying notes 1 to 26 are
          an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
      (Translation of financial statements originally issued in Spanish)

                                                         As of June 30,
                                                 -----------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                 2004            2003
                                                 ------------    -------------
                                                     ThCh$           ThCh$

CURRENT LIABILITIES
   Short-term obligations with banks
     and financial institutions..................          --           1,600
   Short-term portion of long-term
     obligations with banks and
     financial institutions......................  12,666,325         872,597
   Long-term obligations maturing
     within a year...............................   4,549,697       6,086,166
   Accounts payable..............................  14,575,580      13,853,144
   Notes payable.................................   1,086,571         148,342
   Other payables................................     322,697         512,623
   Notes and accounts payable to related
     companies...................................     691,931           5,769
   Provisions....................................     702,402         434,233
   Withholdings..................................     957,272         355,739
   Income tax....................................       2,199           1,578
   Unearned income...............................   1,340,816       1,204,030
                                                 ------------    ------------
   Total current liabilities.....................  36,895,490      23,475,821
                                                 ------------    ------------

LONG-TERM LIABILITIES
   Obligations with banks and financial
    institutions.................................   2,482,476      14,833,782
   Long-term notes payable.......................   6,823,737       8,298,455
   Long-term provisions..........................   1,234,628       1,305,869
   Other long-term liabilities...................   5,901,187       4,643,133
                                                 ------------    ------------
   Total long-term liabilities...................  16,442,028      29,081,239
                                                 ------------    ------------
MINORITY INTEREST................................    (228,492)         40,578
                                                 ------------    ------------

SHAREHOLDERS' EQUITY
   Paid-in capital............................... 188,666,699     187,844,548
   Contributed surplus...........................   1,032,904       1,031,875
   Other reserves................................  (2,693,782)     (2,215,797)
   Accumulated losses............................(156,248,358)   (146,326,608)
   Loss for the period...........................  (2,797,046)     (5,941,081)
                                                 ------------    ------------
   Total shareholders' equity....................  27,960,417      34,392,937
                                                 ------------    ------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.......  81,069,443      86,990,575
                                                 ============    ============


                      The accompanying notes 1 to 26 are
        are an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
      (Translation of financial statements originally issued in Spanish)

                                                       For the years ended
                                                          as of June 30,
                                                 -----------------------------
                                                     2004           2003
                                                 ------------    -------------
                                                     ThCh$          ThCh$

OPERATING INCOME
   Operating income..............................  20,934,960      22,659,622
   Operating cost................................ (14,551,500)    (17,307,157)
                                                 ------------    ------------
   Gross margin..................................   6,383,460       5,352,465
   Administration and selling expenses...........  (8,160,078)     (9,853,312)
                                                 ------------    ------------
Operating income.................................  (1,776,618)     (4,500,847)
                                                 ------------    ------------

NON-OPERATING INCOME
   Financial income..............................     141,446         256,088
   Other non-operating income....................   1,937,023       7,037,060
   Amortization of goodwill......................     (11,927)        (15,765)
   Financial expenses............................  (1,085,666)     (1,050,162)
   Other non-operating expenses..................  (1,984,517)     (7,760,397)
   Price-level restatement.......................     (27,487)        (99,316)
   Exchange differences..........................     (88,280)         44,655
                                                 ------------    ------------
Non-operating income.............................  (1,119,408)     (1,587,837)
                                                 ------------    ------------
Income before income tax.........................  (2,896,026)     (6,088,684)
   Income tax....................................      (6,157)         (5,771)
                                                 ------------    ------------
Loss before minority interest....................  (2,902,183)     (6,094,455)
   Minority interest.............................     105,137         153,374
                                                 ------------    ------------
Loss for the period..............................  (2,797,046)     (5,941,081)
                                                 ============    ============


                      The accompanying notes 1 to 26 are
          an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
      (Translation of financial statements originally issued in Spanish)

                                                      For the years ended
                                                         as of June 30
                                                 -----------------------------
                                                     2004             2003
                                                 ------------     ------------
                                                     ThCh$            ThCh$

CASH FLOWS FROM OPERATING ACTIVITIES
Collection of trade accounts receivable.......... 20,165,439     21,049,794
Financial income received........................     14,658         43,322
Other income received............................    316,874         50,669
Payments to suppliers and personnel..............(17,712,175)    18,525,348)
Interest paid....................................   (252,566)      (109,253)
Income tax paid..................................    (24,498)       (16,672)
Other expenses paid..............................   (456,006)      (538,341)
VAT and other similar taxes paid................. (1,454,260)      (931,516)
                                                 -----------     ----------
Net cash flows provided by
 (used in) operating activities..................    597,466      1,022,655

CASH FLOWS FROM FINANCING ACTIVITIES
Placement of cash shares.........................     76,233             --
Proceeds from loans..............................         --     11,311,848
Other sources of financing.......................    500,230             --
Loan payments....................................   (305,224)      (634,353)
Other financing disbursements....................         --        (25,568)
                                                 -----------     ----------
Net cash flows (provided by) used
  in financing activities........................    271,239     10,651,927
                                                 -----------     ----------

CASH FLOWS FROM INVESTMENT ACTIVITIES
Sale of property, plant and equipment............  1,950,836        399,119
Other investment income..........................      6,067         57,847
Addition of property, plant and equipment........ (3,705,511)    (6,017,097)
Other loans to related companies.................         --       (985,780)
Other investment disbursements...................   (204,647)      (132,650)
                                                 -----------     ----------
Net cash flows used in investment
  activities..................................... (1,953,255)    (6,678,561)
                                                 -----------     ----------
Net cash flows for the year...................... (1,084,550)     4,996,021
Effect of price-level restatement
  on cash and cash equivalents...................     (1,448)      (131,966)
                                                 -----------     ----------
Increase (decrease) in cash and
  cash equivalents............................... (1,085,998)     4,864,055
Cash and cash equivalents beginning
  of period......................................  2,578,473        979,627
                                                 -----------     ----------
Cash and cash equivalents end of period..........  1,492,475      5,843,682
                                                 ===========     ==========


                      The accompanying notes 1 to 26 are
          an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
      (Translation of financial statements originally issued in Spanish)

                                                     For the years ended
                                                        as of June 30,
                                                 -----------------------------
                                                     2004            2003
                                                 ------------     ------------
                                                     ThCh$           ThCh$

RECONCILIATION OF NET CASH FLOWS
FROM OPERATING ACTIVITIES AND
INCOME FOR THE PERIOD

Loss for the period.............................. (2,797,046)     (5,941,081)

Income from the sale of assets:

Loss on sale of property, plant
  and equipment..................................     55,082          57,967
Income on sale of investments....................   (276,325)             --

Charges (credits) to income which do
  not represent cash flows:

Depreciation for the period......................  4,329,943       5,679,069
Amortization of intangibles......................         --           2,646
Write-off and provisions.........................  1,018,218       7,085,906
Amortization of goodwill.........................     11,927          15,765
Price-level restatement..........................     27,487          99,316
Exchange differences.............................     88,280         (44,655)
Other charges to income which do not
  represent cash flows...........................     (5,867)     (5,165,717)

Changes in assets which affect cash flows:

Increase in trade accounts receivable............ (7,486,072)     (6,596,974)
Increase in other assets......................... (1,432,845)     (1,083,389)

Changes in liabilities, which affect
  cash flows:

Increase in accounts payable related
  to operating income............................  4,481,941       5,201,091
Increase in interest payable.....................    828,860       1,292,893
(Decrease) Increase in income taxes payable......    (18,342)        (10,897)
Increase in other accounts payable related
  to non-operating income........................  1,424,238        (103,339)
Net decrease in Value Added Tax and
  other similar taxes payable....................    453,124         687,428
Minority interest net income.....................   (105,137)       (153,374)
                                                   ---------      ----------
NET CASH FLOWS PROVIDED BY (USED IN)
  OPERATING ACTIVITIES...........................    597,466       1,022,655
                                                   =========      ==========


                      The accompanying notes 1 to 26 are
          an integral part of these consolidated financial statements

                     CHILESAT CORP S. A. AND SUBSIDIARIES
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         AS OF JUNE 30, 2004 AND 2003


NOTE 1 - REGISTRATION IN THE SECURITIES REGISTRY

         The Parent Company is registered in the Securities Registry under No. 0350 and is overseen by the Superintendency of Securities and Insurance.

         Subsidiary Chilesat S.A. is registered in the Securities Registry under No. 0487 and is overseen by the Superintendency of Securities and Insurance.



NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

     a)  Accounting period

         These financial statements cover the period from January 1, to June 30, 2004 and 2003. With comparative figures for the same period of prior period.

     b)  Basis of preparation

         These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile issued by the Chilean Association of Accountants, and with standards set forth by the Superintendency of Securities and Insurance. Should there be discrepancies between them, the standards set forth by the Superintendency of Securities and Insurance shall prevail.

     c)  Basis of presentations

         For comparison purposes, the figures in the financial statements as of June 30, 2003, were price-level restated by the percentage of the variation in the CPI for the period, which was 0.6%. In addition, certain balances of 2003 have been reclassified for comparative purposes.

     d)  Basis of consolidation

         These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. The amounts and effects of transactions between consolidated companies have been eliminated and the participation of the minority shareholders has been recognized under "minority interest". The subsidiaries included in consolidation are as follows:


                                                                              Participation percentage
                                                                                2004                       2003
TAXPAYER No.            Company Name                          Direct           Indirect       Total        Total
-----------             ------------                         ---------         --------      --------     --------
88.381.200-K        Chilesat S.A.                              99.9997              --        99.9997      99.9997
95.714.000-9        Chilesat Servicios Empresariales S.A.      99.9900              --        99.9900      99.9900
96.628.790-K        Texcom S.A.                                98.4432          0.8020        99.2452      98.4432
Panama              Landana Properties Inc.                   100.0000              --       100.0000     100.0000
Islas Caiman        Telex Chile Overseas Ltd.                  99.4050          0.5950       100.0000     100.0000
96.756.140-1        Telsys S.A.                                99.9997          0.0003       100.0000     100.0000
96.928.370-0        Net-Chile S.A.                             99.0000          1.0000       100.0000     100.0000


         As of June 30, 2004 and 2003 the consolidated financial statements include the assets and liabilities of the following foreign subsidiaries of Texcom S.A.

                                                                             Participation percentage
                                                                                 2004                       2003
TAXPAYER No.               Company Name                         Direct         Indirect        Total        Total
------------               ------------                         ------         --------      --------      -------

96.819.710-K        Texcom Chile S.A.                           0.0002         99.9998       100.0000           --
EE UU               Alliston Properties Inc.                      --           98.4432        98.4432      98.4432
Panama              Kroll S.A.                                    --           98.4432        98.4432      98.4432
EE UU               Telecom. Investments Joint Venture            --           88.5989        88.5989      88.5989
Peru                Perusat S.A.                                  --           93.6687        93.6687      93.6687


         As of June 30, 2004 and 2003 the consolidated financial statements include the assets and liabilities of the following subsidiaries of Telsys S.A.


                                                                              Participation percentage
                                                                                  2003                      2002
TAXPAYER No.              Company Name                          Direct          Indirect       Total        Total
------------              ------------                          -------         --------     --------      -------

96.969.270-8        Inversiones Proventus S.A.                  55.0000              --       55.0000      55.0000
96.937.100-6        Gestion Integral de Clientes S.A.            0.0100         54.9900       55.0000      55.0000


         Additional information:

         Telsys S.A.

         On June 16, 2004, Texcom Chile S.A. sold to Telsys S.A. 54,210 shares of its affiliate Telex Chile Overseas Ltd. for an amount of MUS$54.

         NACS Communications Inc.:

         On May 1, 2003 the company decided to discontinue operations in the United States market. NACS Communications Inc., subsidiary of Texcom S.A., with offices in Miami, Florida, has decided to liquidate under Chapter VII of the US legislation.

         Texcom Chile S.A.

         On December 10, 2003, Chilesat Corp S.A. sold to Texcom Chile S.A. 54,210 shares of its affiliate Telex Chile Overseas Ltd. for an amount of MUS$54.

         Chilesat S.A.:

         On January 6, 2003 Chilesat Corp S.A. increased the capital of Chilesat S.A. in the amount of ThCh$43,440,234 (historic value) equivalent to 246,427,469 shares, by capitalizing the loan against the latter.

         Colomsat S.A.

         On March 26, 2004, the Company ended the sale of 100% of the shares of the subsidiary Colomsat S.A. and risk bonds of the respective sellers as well as debts subsequent to the agreement for a total sum of US$396,901.30 plus 60% of the price that the purchasers would receive in the sale of the Company prior to December 31, 2004.

     e)  Price-level restatement

         The consolidated financial statements have been restated as price-level restatement regulations in accordance with generally accepted accounting principles in Chile, in order to recognize the effects of changes in the purchasing power of the currency during the respective periods. The accumulated variation in the CPI for the periods ended as of June 30, 2004 and 2003, was 0.8% and 1,1% respectively.

     f)  Basis of conversion

         At each period-end assets and liabilities in foreign currency and in unidades de fomento (UF) have been converted to Chilean pesos based on the following exchange rates:

                                                           Ch$ per unit
                                                         2004         2003
                                                      ---------    ---------

         Unidad de fomento (UF)...................... 17,014.95    16,959.67
         United States dollar........................    636.30       699.12

     g)  Time deposits

         Investments in time deposits include principal plus readjustments and accrued interest at each period-end.

     h)  Marketable securities

         Marketable securities include various investments, valued as follows:

         - Shares: At price-level restated acquisition cost or market value of the portfolio at each period-end, whichever is less.

         - Mutual funds: At the value of the respective unit at each period-end.

     i)  Allowance for doubtful accounts

         An allowance for doubtful accounts has been established as of each period-end, considering balances that are deemed to be of doubtful recovery on the basis of the age of the respective accounts receivable. As of March 31 of each period, subsidiary Chilesat S.A. has a global provision considering the historical uncollectibility rate recorded by that Company.

     j)  Other current assets

         Other current assets include investments in securities with repurchase agreements, valued at cost plus interest as of each year-end, in addition to securities in guarantee.

     k)  Property, plant and equipment

         Property, plant and equipment are presented at price-level restated cost, which includes real construction and financing costs incurred by the companies until the assets are in condition to be used, applying the average real rate of financing cost.

         Property, plant and equipment maintenance, carried out in order to keep the assets operating normally, is charged to income in the period in which they are incurred.

     l)  Depreciation of property, plant and equipment

         Depreciation has been calculated using the straight-line method based on the remaining useful lives of the assets. The depreciation charge for the period is ThCh$4,329,943 (ThCh$5,679,069 in 2003).

     m)  Leased assets

         Property, plant and equipment acquired under a financial lease are recorded at the current value of the contract, which is established discounting the value of periodic installments and the purchase option at the implicit interest rate of the repective contract. The respective obligation is presented in the short and long-term portion of notes payable net of deferred interest.

     n)  Investments in related companies

         Investments in related companies have been valued using the Equity method, recognizing participation in income on an accrual basis. Foreign investments have been valued applying the valuation methodology defined in Technical Bulletin No. 64 of the Chilean Association of Accountants. Those investments have been translated in accordance with accounting principles used in Chile and are controlled in United States dollars, in accordance with the mentioned bulletin.

     o)  Accumulated deficit in development period of subsidaries

         In compliance with instructions from the Superintendency of Securities and Insurance, disbursements and obligations originating during the organization and startup stage of subsidiaries, not assignable to the cost of intangible or nominal assets, are presented reducing the shareholders' equity of each subsidiary.

         The accumulated deficit development period generated by subsidiaries has been recognized proportionately on the basis of the financial statements of the issuer, with a charge to the Parent Company's shareholders' equity.

     p)  Investment in other companies

         Investments in other companies are presented at price-level restated acquisition cost.

     q)  Goodwill

         Goodwill represents the difference between the acquisition value of shares of companies and the equity value of that investment as of the purchase date. Amortization periods are determined considering factors such as past or projected financial net income or losses, operating cash flows and other relevant aspects, over a maximum amortization period of 20 years.

     r)  Income tax and deferred income tax

         Income tax is determined on the basis of net taxable income determined in accordance with the Income Tax Law.

         As of January 2000, deferred income taxes are recorded in accordance with Circular No. 1.466 of January 27, 2000 issued by the Superintendency of Securities and Insurance, determined on the basis of temporary differences between the tax and accounting base of assets and liabilities, in accordance with Technical Bulletins 60, 68, 69, 71 and 73 of the Chilean Association of Accountants.

         In accordance with accounting principles, the future realization of tax benefits for deductible temporary differences or tax losses, depend on the existence of sufficient taxable net income in the future. During 2002, the Parent Company and its subsidiaries restructured their commercial operations, however these are generating tax losses and they are redefining the future tax planning strategy. Therefore in accordance with Technical Bulletin No. 60, the Parent Company and its subsidiaries have established a valuation provision equivalent to 100% of the possible tax benefits originating due to temporary differences and tax losses, in the total amount of Thch$13.958.797 as of June 30, 2004.

     s)  Staff severance indemnities

         The Parent Company and its subsidiaries have no agreements with employees for payment of staff severance indemnities. Those effectively paid are charged to income for each period.

     t)  Reconognition of income

         The Parent Company and its subsidiaries recognize income when services are rendered. The Parent Company and its subsidiaries record both invoices receivable and the amount of services rendered and not invoiced under "trade accounts receivable".

         Income generated from the sale of prepayment cards are recognized as income in the month when the traffic is used or in which the card expires, whichever comes first. The unused traffic to which the activated cards have a right to is shown as deferred income in current liabilities (see Note 15).

     u)  Recording of long distance traffic

         International long distance service

         Income from subscribers

         Income from international telephone service subscribers is recognized on an accrual basis. Services rendered and not invoices in each period are included under "trade accounts receivable".

         International traffic exchange

         Subsidiary Chilesat S.A. has signed agreements with foreign correspondents which establish the conditions under which international long distance traffic is sent and received. Under these agreements, the Company must receive international traffic from each foreign correspondent in the same proportion in which the Company participates in total international traffic sent to that correspondent from Chile. Net traffic exchanges are charged or paid on the basis of the rates established in the respective agreements.

         National long distance service:

         National long distance income is recognized on the basis of calls made and measured at the exchange plants, based on the agreed upon or current rates for each service. Calls made and not invoiced are included in "trade accounts receivable".

     v)  Computer software

         The Company only has computer software purchased from third parties and their cost is amortized over a maximum of 4 years.

     w)  Research and development expenses

         The Parent Company and its subsidiaries have had no research and development costs for special projects or studies. Should this situation occur in the future, those costs must be charged to income in the period that they are incurred.

     x)  Statement of cash flows

         In accordance with Technical Bulletin No. 50 of the Chilean Association of Accountants and Circulare 1312 of the Superintendency of Securities and Insurance, the Company has considered as cash equivalents all investments made as part of the normal management of cash surpluses maturing in less than 90 days.

         "Cash flows from operating activities" includes all cash flows related to the Company's line of business, including interest paid and financial income. It should be noted that the operating concept used in this financial statement is much broader than that used in the statement of income.

         As of March 31, 2004 and 2003, the detail of cash and cash equivalents is as follows:

                                                           2004          2003
                                                          ThCh$          ThCh$
                                                        ----------   ----------

         Cash..........................................   698,284      279,714
         Time deposits.................................   794,191    3,349,311
         Mutual funds units............................        --      148,891
         Purchase operations with
           sale-back agreement.........................        --    2,065,766
                                                        ----------   ----------
         TOTAL......................................... 1,492,475    5,843,682
                                                        ==========   ==========


NOTE 3 - ACCOUNTING CHANGES

         During the period ended as of June 30, 2004, there were no changes in the accounting principles used in relation to the previous year which could significantly affect the interpretation of these financial statements.


NOTE 4 - MARKETABLE SECURITIES

         The breakdown of marketable securities as of June 30, 2004 and 2003 is as follows:


                                  Securities                Book Value
                                                        --------------------
                                                         2004         2003
                                                        ------       -------
                                                         ThCh$        ThCh$

         Shares.........................................4,551          3,778
         Mutual fund units..............................   --        148,891
                                                        -----        -------

         Total marketable securities....................4,551        152,669
                                                       ======        =======

NOTE 5 - SHORT-TERM RECEIVABLES

         The breakdown of short-term receivables as of June 30, 2004 and 2003 is as follows:



                                                            Current                                        Long-term
                           ----------------------------------------------------------------------------  ---------------
                                                    Over 90 days
                               Up to 90 days        up to 1 year       Subtotal    Total Current (net)
                           ---------------------  -------------------  ---------  ---------------------
                              2004      2003       2004       2003       2004       2004       2003       2004     2003
                           ---------- ----------  --------   --------  ---------  ----------  ---------  ------   ------
      DESCRIPTION            ThCh$      ThCh$      ThCh$      ThCh$      ThCh$      ThCh$      ThCh$     ThCh$     ThCh$
      -----------

Trade accounts
  receivable............   11,847,600 11,583,442   339,240   367,156   12,186,840  8,350,494  6,947,061    --       --
Allowance for doubtful
  accounts..............           --         --        --        --    3,836,346
Notes receivable              212,119  1,739,119     4,653    25,336      216,772    121,822    196,509    --       --
Allowance for doubtful
  accounts..............           --         --        --        --       94,950
Other receivables           1,076,630  1,151,023    39,300    15,598    1,115,930  1,115,930  1,166,621    --       --
Allowance for doubtful
  accounts..............           --         --        --        --         --

<
                                                                                              Total
                                                                                              long-term
                                                                                              receivables  --       --




                      Breakdown of Short-term Receivables

     a) Trade accounts receivable


                                                                2004                                2003
                                                   ----------------------------        -----------------------------
                                                      ThCh$                %               ThCh$               %
                                                   ------------      -----------       ------------      -----------

National customers (1).......................       11,847,600                         11,583,442
Allowance for doubtful accounts (2)..........       (3,808,708)                         (5,003,537)
                                                   -----------                         -----------
Subtotal.....................................        8,038,892           96.27%          6,579,905           94.71%
Foreign customers (correspondents)...........          339,240                             367,156
Allowance for doubtful accounts..............          (27,638)                                 --
                                                   -----------                         -----------
Subtotal.....................................          311,602            3.73%            367,156            5.29%
                                                                     ---------         -----------       ---------
  Total......................................        8,350,494          100.00%          6,947,061          100.00%
                                                   ===========       ==========        ===========       =========

------------
(1) These national customers include  ThCh$ 4.420.880 (ThCh$ 2.985.254 in 2003)
    for traffic to be invoiced
(2) Evolution of bad debts


                                                          ThCh$
                                                        ----------

Balances as of December 31, 2003......................   5,546,699
Application of write - offs tax.......................  (2,431,280)
Increase in 2004......................................     720,927
                                                        ----------
Balance as of June 30, 2004...........................   3,836,346
                                                        ==========

     b)  Notes receivable


                                                                2004                                2003
                                                     --------------------------        -----------------------------
                                                      ThCh$               %               ThCh$               %
                                                     --------          --------        ----------          -------

Checks to be cashed..........................         173,934                             401,882
Allowance for doubtful accounts..............         (75,486)                           (351,965)
                                                     --------                          ----------
  Subtotal...................................          98,448             80.81%           49,917            25.40%

Promissory notes to be cashed................          42,838                           1,362,573
Allowance for doubtful accounts..............         (19,464)                         (1,215,981)
Subtotal.....................................          23,374             19.19%          146,592            74.60%

    Total....................................         121,822            100.00%          196,509           100.00%
                                                     ========          ========         =========          =======



     c)  Other receivables



                                                                2004                                2003
                                                    ---------------------------        -----------------------------
                                                      ThCh$               %               ThCh$               %
                                                    ----------         -------          ----------         --------

Collections entities.........................          902,004           80.83%            993,469           85.15%
Prepaid to suppliers.........................           45,737            4.10%             97,010            8.32%
Other receivables............................          168,189           15.07%             76,142            6.53%
                                                    ----------         -------          ----------         -------

Total........................................        1,115,930          100.00%          1,166,621          100.00%
                                                    ==========         =======          ==========         =======



NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED ENTITIES

     a) Notes and accounts receivable from and payable to related entities

         As of June 30, 2004 and 2003, the balances are as follows:

         NOTES AND ACCOUNTS RECEIVABLE


Taxpayer No.          Company                                            Short-term                  Long-term
------------          -------                                     ----------------------      ----------------------
                                                                     2004          2003          2004          2003
                                                                  --------      --------      --------      --------
                                                                    ThCh$         ThCh$         ThCh$         ThCh$
Colombia               Colomsat S.A.                                    --       251,397            --        85,208
96.819.710-K           Texcom Chile S.A.                                --            --            --        85,637
96.631.610-1           Telmex Chile Long Distance S.A.             266,121            --            --            --
96.584.930-0           Telmex Chile Network S.A.                    98,101            --            --            --
                                                                  --------      --------      --------      --------

  Totales                                                          364,222       251,397            --       170,845
                                                                   =======       =======      ========       =======


         NOTES AND ACCOUNTS PAYABLE



                    Company                                             Long--term                 Long--term
                    -------                                      ----------------------      ---------------------
                                                                    2004          2003         2004          2003
                                                                 --------      --------      --------     --------
                                                                   ThCh$         ThCh$         ThCh$        ThCh$
96.667.200-5        Telmex ChileInternet S.A.                     686,196            --            --           --
77.180.410-1        Inversiones Dona Candelaria Cia. Ltda.          5,735         5,769            --           --
                                                                 --------      --------      --------     --------
   Totales                                                        691,931         5,769            --           --
                                                                 ========      ========      ========     ========


         Concepts and Conditions 2004:

         Inversiones Dona Candelaria Cia. Ltda.
         Concept: Current account transfer.
         Conditions: Short-term

         Texcom Chile S.A.:
         Concept: Sale of equipment and  investment in sudsidiary
         Conditions: Collection is related to realization of the asset.

         Telmex Chile Long Distance S.A.
         Concept: Current account transfer and services of telecomunications.
         Conditions: Short-term

         Telmex Chile Network S.A.
         Concept: Current account transfer.
         Conditions: Short-term

         Telmex Chile Internet S.A
         Concept: Current account transfer.
         Conditions: Short-term

     b) Transactions with related parties

         During the periods ended as of June 30, 2004 and 2003, the Parent Company and its subsidiaries have made the following significant transactions with related parties, which correspond to operations in the line of business and which have been carried out under prevailing market conditions:



                                                                                    2004                  2003
                                                                                             Effect on           Effects on
                                                                                             income              income
                                            Nature of         Transaction                    (Charge)           (Charge)
Company                    Taxpayer No.   relationship        description          Amount    /credit     Amount  /credit
-------                    ------------   ------------        -----------          ------    ---------   ------  ----------
                                                                                    ThCh$     ThCh$       ThCh$   ThCh$

Bell Technologies S.A.(1)  96.847.780-3    Director        Property, plant and     903,378        --         --       --
                                                           equipment purchase
                                                           Services received        38,408   (32,276)        --       --

Colomsat S.A.(1)           Colombia      Common Directors  Correspondent            27,773    27,773     87,051   87,051
                                           & Shareholders  services provided

Comercial Siglo XXI  S.A.  96.874.030-K  Common Directors  Property, plant and     100,675    84,600         --       --
  (1)                                                      equipment purchase
                                                           Services provided            76        --         --       --

Inversiones Dona           77.180.410-1  Shareholder of    Services received            --        --      1,017   (1,017)
  Candelaria Cia. Ltda.                    subsidiary

Inversiones E.I.G. Cia.    77.633.480-4  Shareholder of    Services received            --        --        636     (636)
  Ltda.                                    subsidiary

Inversiones RLM Cia. Ltda. 78.429.140-5  Shareholder of    Services received            --        --      1,527   (1,527)
                                           subsidiary

Jadresic y Consultores     77.252.740-3      Director      Services received         6,818    (6,818)     5,073   (5,073)
  Asociados Ltda. (1)

NACS Communications Inc.   E.E.U.U.      Common Director   Services received            --        --     20,587  (20,587)
                                         and Shareholders

Sinergy Inversiones S.A.   96.972.010-8  Common Director   Services received        55,718   (43,617)        --       --
                                         and shareholders
                                           of subsid.

Telmex Chile Long          96.631.610-1   Subsidiary in    Services provided        16,866    14,173         --       --
  Distance S.A.                             phase of
                                            development
                                                           Services received         2,835    (2,382)        --       --

Telmex Chile Network S.A.  96.584.930-0   Subsidiary in    Services received         3,545    (2,979)        --       --
                                            phase of
                                           development

(1) These Corporations are no longer related corporations as of June 30, 2002.



NOTE 7 - INCOME TAX AND DEFERRED INCOME TAX

     a)  Income tax

         As of June 30, 2004 and 2003 the Parent Company and subsidiaries indicated have not established a First Category Income Tax provision since each of them has tax losses, as per the following detail:

                                                    2004           2003
                                                 ----------     ----------
                                                   ThCh$          ThCh$


Chilesat Corp S.A..........................      40,811,743     39,589,581
Chilesat S.A...............................      33,880,390     33,974,048
Chilesat Servicios Empresariales S.A.......       9,179,688      8,002,373
Texcom S.A.................................       1,945,772        800,986
Telsys S.A.................................         828,481        146,539
Net-Chile S.A..............................         183,831         70,012
Inversiones Proventus S.A..................          11,576          1,980
Gestion Integral de Clientes S.A...........       1,461,790        869,924
Perusat S.A................................       1,151,265        762,488
Alliston Properties Inc....................       1,460,428        102,322
Texcom Chile S.A...........................       1,082,054             --



         Recoverable taxes shown in this item are as follows:

                                                     2004            2003
                                                  ---------        --------
                                                     ThCh$           ThCh$

VAT credit.......................................   841,873         628,700
VAT credit (Peru)................................   121,100         121,410
Absorbed net income credit.......................     5,230           5,261
Monthly prepaid tax installments (Peru)..........    15,739          15,072
Monthly prepaid tax installments
 and other credits...............................    97,874          51,314
Article 21 Single Tax............................   (15,310)         (4,012)
                                                  ---------        --------

Recoverable taxes................................ 1,066,506         817,745
                                                  =========        ========


         In the Parent Company, the provision for Article 21 Single Tax is shown under "current liabilities" under "2004 and 2003 income tax" as per the following details:

                                                     2004             2003
                                                  ---------        ---------
                                                     ThCh$             ThCh$

Article 21 Single Tax.............................   2,966             1,759
Income Tax EEUU...................................      46                --
Monthly prepaid tax installments
 and other credits................................    (813)             (181)
                                                  ---------        --------

Income Tax........................................   2,199             1,578
                                                  =========        =========

         The Income Tax charge to income for the period is as follows:


                                                     2004             2003
                                                  ---------        --------
                                                     ThCh$            ThCh$
 Income Tax

Alliston Properties Inc...........................       46               --

Article 21 Single Tax

Chilesat Corp S.A.................................    1,286            1,759
Chilesat S.A......................................    4,460            3,570
Telsys S.A........................................      365              442
                                                  ---------        ---------

Total charge to income............................    6,157            5,771
                                                  =========        =========


         As of June 30, 2004, the Parent Company has no taxable retained earnings susceptible to being distributed to shareholders.

     b)  Deferred taxes

         Deferred taxes accumulated as of June 30, 2004 and 2003, are summarized as follows:



                                                         2004                                              2003
                                  -----------------------------------------------   ----------------------------------------------
                                         Deferred Tax          Deferred Tax              Deferred Tax            Deferred Tax
         Description                        Assets             Liabilities                  Assets               Liabilities
         -----------              ------------------------  ---------------------   ------------------------  --------------------
                                    Short-        Long-      Short-      Long-        Short-        Long-       Short-     Long-
                                    term          term       term        term          term         term        term       term
                                  ----------   -----------  --------   ----------   ----------   -----------  --------  ----------
                                    ThCh$         ThCh$      ThCh$       ThCh$         ThCh$        ThCh$       ThCh$      ThCh$

 Temporary Differences
Allowance for doubtful
  accounts....................       730,799      970,715         --           --      892,089     1,072,052        --         --
Deferred income...............       661,569       568,382        --           --      286,270       678,018        --         --
Vacation accrual..............        64,347         1,380        --           --       59,745           543        --         --
Tax losses....................            --    15,011,555        --           --           --    14,946,867        --         --
Property, plant and equipment
  depreciation................            --            --   144,700    1,302,298           --            --   166,725   1,545,995
Leased assets.................           510         4,591   265,628    2,114,187           --            --   226,664   1,866,604
Lease obligations.............       156,062     2,028,808        --           --      157,740     2,105,304        --         --
Other provisions..............        71,637            --    28,515           --       60,627            --    66,277         --
Complementary accounts - net
  of accumulated amortization.     (248,264)    (2,470,788)  (97,455)    (165,367)     (67,912)   (3,633,425) (227,079) (3,283,045)

Valuation provision...........    (1,436,660)  (16,114,643) (341,388)  (3,251,118)  (1,388,559)  (15,169,359) (232,587)   (129,554)

Total.........................            --            --        --           --           --            --        --          --


     c) Composition of Income Tax in the Statement of Income:


Item                                                 2004            2003
----                                             -----------     -----------
Common tax expense (tax provision)..............      (6,157)         (5,771)
Effect of deferred tax assets
 or liabilities for the period..................     335,929       1,380,693
Effect of amortization of deferred
 tax assets and liabilities
 complementary accounts.........................   1,859,696        (183,082)
Effect of deferred tax assets or
 liabilities due to changes in the
 valuation provision...........................   (2,195,625)     (1,197,611)
                                                 -----------     -----------
Total..........................................       (6,157)         (5,771)



NOTE 8 - OTHER CURRENT ASSETS

         Other current assets as of each period-end are as follows:

                                                         2004          2003
                                                       ----------    ---------
                                                         ThCh$         ThCh$

Securities in guarantee.............................     848,703       172,397
Purchase with resale agreement transactions.........          --     2,065,766
Guarantee subsidiary Colomsat S.A. sale.............     231,020            --
                                                       ---------     ---------
Total...............................................   1,079,723     2,238,163
                                                       =========     =========

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT

     a) The breakdown of property, plant and equipment is as follows:



                                                         2003                                     2003
                                         -------------------------------------   ---------------------------------------
                                                      Accumulated                             Accumulated
                Item                     Gross Value  Depreciation   Net Value   Gross Value  Depreciation   Net Value
                ----                     -----------  ------------  ----------   -----------  ------------   -----------
                                           ThCh$         ThCh$        ThCh$        ThCh$         ThCh$        ThCh$
Land                                         348,278           --      348,278       556,447            --       556,447
Buildings and infrastructure works..      48,951,953  (20,020,678)  28,931,275    49,253,149   (17,475,315)   31,777,834
Machinery and equipment.............      63,915,167  (43,106,847)  20,808,320    61,315,813   (38,644,479)   22,671,334
Other property, plant and equipment
  Furniture.........................       2,427,721   (1,962,380)     465,341     2,516,553    (1,982,855)      533,698
  Vehicles..........................         165,017     (130,285)      34,732       152,029      (116,723)       35,306
  Leased assets.....................      20,208,978   (6,218,032)  13,990,946    16,913,457    (4,485,593)   12,427,864
  Software..........................       5,309,858   (4,303,055)   1,006,803     5,123,600    (3,741,025)    1,382,575
  Others............................         159,419           --      159,419       369,424       (94,419)      275,005
                                         -----------   ----------   ----------   -----------  ------------   -----------
    Total other property, plant and
      equipment.....................      28,270,993  (12,613,752)  15,657,241    25,075,063   (10,420,615)   14,654,448
                                         -----------  -----------   ----------   -----------  ------------   =----------
Total property, plant and equipment.     141,486,391  (75,741,277)  65,745,114   136,200,472   (66,540,409)   69,660,063
                                         ===========  ===========   ==========   ===========  ============   ===========


     b) Depreciation for the period

         The depreciation expense breakdown as of June 30, 2004 and 2003 is as follows:

                                                       2004             2003
                                                      ThCh$            ThCh$

Operating Costs.................................... 3,868,660        5,020,682
Administration and Selling Expenses................   461,283          658,387
                                                   ----------       ----------

Total.............................................. 4,329,943        5,679,069
                                                   ==========       ==========


     c)  Leased assets

         The Company has purchased the following assets under a financial lease:


                                                        2004                                      2003
                                                     Accumulated                               Accumulated
Description                            Gross Value   Depreciation   Net Value    Gross Value   Depreciation    Net Value
-----------                            -----------   -----------   -----------   -----------   ------------    ----------
                                          ThCh$         ThCh$         ThCh$         ThCh$         ThCh$           ThCh$
Buildings........................        1,737,814      (646,863)    1,090,951     1,736,082      (619,582)     1,116,500
Plants and equipment.............       12,016,248    (4,165,204)    7,851,044     8,750,173    (2,796,075)     5,954,098
Fiber optics network.............        6,433,609    (1,399,306)    5,034,303     6,427,202    (1,069,936)     5,357,266
Furniture........................           21,307        (6,659)       14,648            --             --            --
                                       -----------   -----------   -----------   -----------   ------------    ----------

Total............................       20,208,978   (6,218,032)   13,990,946    16,913,457    (4,485,593)     12,427,864
                                       ===========   ===========   ===========   ===========   ===========     ==========





         Assets acquired under a financial lease are not legally the property of the Company subsidiary until it exercises the option to purchase, and therefore it cannot freely dispose of them.

         The main financial lease contracts of the Company and its subsidiaries as of June 30, 2004 are as follows:



                                                                        Average
Supplier                                          Average Duration      Balance          Type of Asset
--------                                          ----------------     ----------  -------------------------
Cia. de Seguros La Prevision Vida S.A.                25 years         23,8 years  Buildings
Security Leasing                                      25 years         23,8 years  Buildings
Entel S.A.                                            20 years         15,0 years  Fiber optics
IBM de Chile S.A.C.                                    3 years         1,4 years   Communications equipment
C.I.T. Leasing                                         3 years         1,9 years   Communications equipment
Sonda S.A.                                             3 years         0,8 years   Communications equipment
Adexus Chile S.A.                                      3 years         0,3 years   Communications equipment
South Hills Datacomm Chile S.A.                        3 years         0,5 years   Communications equipment
Citibank                                               3 years         2,8 years   Communications equipment
Coasin Chile S.A.                                      3 years         0,7 years   Communications equipment
VideoCorp Ltda.                                        3 years         2,5 years   Communications equipment


     NOTE 10 - GOODWILL

         The breakdown of goodwill is as follows:



                                                                       2004                          2003
                                                           -------------------------    ---------------------------
                                                              Amount                       Amount
                                                           amortized in  Goodwill         amortized        Goodwill
Taxpayer No.       Company                                   the year     balance        in the year        balance
-----------        -------                                 ------------  -----------     -----------       --------
                                                              ThCh$           ThCh$           ThCh$          ThCh$

USA                Telecommunications Investment
                     Joint Venture                                --              --           3,620          3,607
96.756.140-1       Telsys S.A.                                 3,316         105,805           3,336        112,830
96.969.270-8       Inversiones Proventus S.A.                  7,758         283,462           7,848        302,392
96.937.100-6       Gestion Integralde Clientes S.A.              853          31,203             961         33,930
                                                            --------        --------        --------       --------

TOTAL                                                         11,927         420,470          15,765        452,759
                                                            ========        ========        ========       ========


     NOTE 11 - OTHER ASSETS

         The balance of other assets as of June 30, 2004 and 2003 is as follows:

                                                       2004             2003
                                                       ThCh$            ThCh$

Deposits and securities in guarantee..........        34,857            88,255
Others .......................................        38,681                --
                                                     -------           -------
Total ........................................        73,538            88,255
                                                     =======           =======

     NOTE 12 - SHORT-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

         The breakdown of short-term obligations with banks and financial institutions, classified by type of currency is as follows:



                                                    TYPE OF CURRENCY AND ADJUSTMENT INDEX
                                       ---------------------------------------------------------------------
                Bank or Financial      United States    Other foreign      Unidades de      Non-adjustable
Taxpayer No.       Institution            dollars         currencies          fomento            pesos            TOTAL
------------    -----------------      --------------   --------------  -------------------  -------------- --------------------
                                       2004      2003    2004    2003     2004       2003     2004   2003    2004        2003
                                       ThCh$    ThCh$    ThCh$   ThCh$    ThCh$      ThCh$    ThCh$  ThCh$   ThCh$       ThCh$

              Short-term

FOREIGN      Banco Credito (Peru) (1)   --       439      --      --      --          --       --     --        --           439
             Banco Continental
FOREIGN      (Peru) (1)                 --       635      --      --      --          --       --     --        --           635
FOREIGN      Banco Wiese (Peru) (1)     --       526      --      --      --          --       --     --        --           526
             Total                      --     1,600      --      --      --          --       --     --        --         1,600
                                               =====                                                                       =====
             Principal owed             --     1,600      --      --      --          --       --     --        --         1,600

             Weighted interest rate     --     12.00%     --      --      --          --       --     --

             Short-term portion of
             long-term

FOREIGN      Mortgage Payable-Lynch     --       939      --      --      --          --       --     --        --           939
             Mortgage Payable-PNC
FOREIGN      Trust                      --       628      --      --      --          --       --     --        --           628
FOREIGN      Mortgage Payable-Gober     --       522      --      --      --          --       --     --        --           522
FOREIGN      United-House               --     2,697      --      --      --          --       --     --        --         2,697

97.004.000-5 Banco de Chile             --        --      --      --     883,721     431,301    --     --       883,721   431,301
             Banco Credito e
97.006.000-6 Inversiones                --        --      --      --     195,663     197,130    --     --       195,663   197,130
97.036.000-K Banco Santander Santiago   --        --      --      --  11,586,941     239,380    --     --    11,586,941   239,380
             Total                      --     4,786      --      --  12,666,325     867,811    --     --    12,666,325   872,597
                                               =====                  ==========     =======                 ==========   =======
             Principal owed             --     4,786      --      --  12,380,766     644,886    --     --    12,380,766   649,672

             Weighted interest rate     --     10.38%     --      --        5.26%       4.43%   --     --


Percentage of obligations in
  foreign currency:                   0.00%
Percentage of obligations in
  national currency                 100.00%

(1) These amounts correspond to accounting overdraft


     NOTE 13 - LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

         The long-term obligations with banks and financial institutions maintained by the Company as of June 30, 2004 and 2003 are as follows:



                                                                            Years of maturity
                                               -------------------------------------------------------------------------
                                               Currency
                                               or
                                               adjust-    More      More       More       More
                  Bank or Financial            ment       than 1    than 2     than 3     than 5
Taxpayer No.         institution               index      up to 2   up to 3    up to 5    up to 10    More than 10 years
------------      -----------------            ---------  -------   -------    -------    ---------  -------------------
                                                           ThCh$     ThCh$      ThCh$      ThCh$      ThCh$        ThCh$


FOREIGN         Banco de la Prov. de Buenos
                Aires                           $             --       --          --         --      723,658      2017
FOREIGN         Interbanka A.S.                 $             --       --          --         --      723,659      2017
FOREIGN         Mortgage Payable--Lynch        US$            --       --          --         --           --        --
FOREIGN         Mortgage Payable--PNC Trust    US$            --       --          --         --           --        --
FOREIGN         Mortgage Payable--Gober        US$            --       --          --         --           --        --
FOREIGN         United--House                  US$            --       --          --         --           --        --
97.004.000-5    Banco de Chile                 U.F.      426,715       --          --         --           --        --
97.006.000-6    Banco Credito e Inversiones    U.F.      193,927       --          --         --           --        --
97.036.000-K    Banco Santander Santiago       U.F.       25,962    27,838     61,783    198,165      100,769       2016
97.036.000-K    Banco Santander Santiago       U.F.           --        --         --         --           --        --

                                                         -------    -------    ------    -------    ---------       ----
Total                                                    646,604    27,838     61,783    198,165    1,548,086



                                               Currency      Total                        Total long-
                                               or            long-term as   Average       term as of
                                               adjust-       of financial   annual        financial
                  Bank or Financial            ment of       statement      interest      statement
Taxpayer No.         institution               index         closing        rate          closing
------------      -----------------            ---------     ------------   --------      -----------
                                                               ThCh$           %             ThCh$

FOREIGN         Banco de la Prov. de Buenos
                Aires                             $            723,658            --          728,001
FOREIGN         Interbanka A.S.                   $            723,659            --          728,000
FOREIGN         Mortgage Payable--Lynch          US$               --             --           48,833
FOREIGN         Mortgage Payable--PNC Trust      US$               --             --           32,451
FOREIGN         Mortgage Payable--Gober          US$               --             --           27,050
FOREIGN         United--House                    US$               --             --          249,281
97.004.000-5    Banco de Chile                   U.F.          426,715     Tab 180+2%        855,762
97.006.000-6    Banco Credito e Inversiones      U.F.          193,927     Tab  90+2%         388,914
97.036.000-K    Banco Santander Santiago         U.F.          414,517          6.90         439,928
97.036.000-K    Banco Santander Santiago         U.F.               --            --       11,335,562
                                                             ---------      --------      ----------

Total                                                        2,482,476                    14,833,782


Percentage of obligations in foreign currency:    0.00%
Percentage of obligations in national currency: 100.00%

NOTE 14 - PROVISIONS AND WRITE-OFFS

     a) Provisions for each period are as follows:

                                                       2004          2003
                                                     --------      --------
                                                       ThCh$         ThCh$
Short-term provisions:

Vacation.....................................         405,446       386,515
Compensation time of services................          35,525        32,488
Doubtful provisions allowance
  by price balance ..........................         248,488            --
Other provisions.............................          12,943        15,230
                                                     --------      --------

Total........................................         702,402       434,233
                                                     ========      ========


Long-term provisions:

Related company current accounts.............          725,007       801,363
Negative shareholders' equity from
  investment in related companies............          509,621       504,506
                                                     ---------     ---------

Total........................................        1,234,628     1,305,869
                                                     =========     =========

     b) Provisions that have been reduced from the respective asset accounts:


Trade accounts receivable............................3,808,708     5,003,537
Notes receivable.....................................   94,950     1,567,946
Adjustment of securities
  to market value....................................    1,637         2,047


     c)  Write-offs:

Trade accounts receivable and
  notes receivable...................................  748,814       544,267
Related company current accounts.....................   27,795     6,275,272
Doubtful provisions allowance
  by price balance...................................  241,609            --
Property, plant and equipment........................       --       266,367

     NOTE 15 - OTHER LONG-TERM LIABILITIES

         The composition of other long-term liabilities as of each period-end is mainly "deferred income" and the details are as follows:



                                                         2004                                      2003
                                        --------------------------------------     -------------------------------------
                                        Short-term    Long-term       Total        Short-term    Long-term       Total
                                        ----------    ----------     ---------     ---------     ---------     ---------
                                          ThCh$         ThCh$         ThCh$          ThCh$         ThCh$         ThCh$

Telesat S.A. (1)..................          41,387       877,170       918,557        41,635       922,393       964,028
Smartcom S.A. (2).................         876,840     2,778,385     3,655,225       878,853     3,631,218     4,510,071
CTC Mundo S.A. (3)................         245,435            --       245,435       114,452            --       114,452
Cesion de Derechos (4)............          46,865     2,245,632     2,292,497            --            --            --
                                        ----------    ----------     ---------     ---------     ---------     ---------

Subtotal (deferred income)........       1,210,527     5,901,187     7,111,714     1,034,940     4,553,611     5,588,551

Prepayment cards..................              --            --            --        56,452            --        56,452
Others............................         130,289            --       130,289       112,638        89,522       202,160
                                        ----------    ----------     ---------     ---------     ---------     ---------

  Total...........................       1,340,816     5,901,187     7,242,003     1,204,030     4,643,133     5,847,163
                                        ==========    ==========     =========     =========     =========     =========

(1) The Parent Company has deferred income arising from a trunking and telecommunication signal transmission meaning rental agreement with Telesat S.A.
(2) On April 21, 1997, subsidiary Chilesat S.A. signed a real right to usage and service contract for the fiber optics network it owns with Chilesat Telefonia Personal S.A. (today Smartcom S.A.), with a term of eleven years and six months. That contract was paid through compensation of a loan in favor of Chilesat Telefonia Personal S.A.
         for the subscription of a capital increase in that company. Income from this service is deferred over the term of the contract.
(3) On June 3, 1998, subsidiary Chilesat S.A. subscribed a preventive and corrective maintenance contract with CTC Mundo S.A. for the cable lines and common elements of the fiber optics owned by that company.
         Income from this service is deferred over the term of the contract, which is seventy one months.
(4) The corporation maintains deferred incomes originated from an assignment of credits kept by Chilesat S.A. With Chilesat Corp S.A..
         Revenues are delayed in a 51 year term according to the last modification to the Creditors Agreement for the subsidiary Chilesat
         S.A., dated January 26, 2004.



     NOTE 16 - MINORITY INTEREST

         The minority interest balance corresponds to the recognition of the portion of shareholders' equity of subsidiaries belonging to third parties. Subsidiaries with this minority interest are as follows:


                                                           2004                                     2003
                                            ----------------------------------      -----------------------------------
                                             Minority                Statement       Minority                 Statement
                                            percentage   Amount      of income      percentage    Amount      of income
                                            ----------  --------     ---------      ----------   ---------    ---------
                                               %          ThCh$        ThCh$           %           ThCh$        ThCh$

Subsidiary
Chilesat S.A..........................      0.0003           140           --       0.0003         4,561          176
Chilesat Servicios Empresariales S.A..        0.01         2,391         (237)        0.01         2,504           20
Telecomunications Investment..........
Joint Venture.........................       10.00        62,047           --        10.00        68,581       15,707
Inversiones Proventus S.A.............       45.00      (293,070)     105,374        45.00       (35,068)     137,471
                                                        --------     --------                    --------     --------

Total                                                   (228,492)     105,137                     40,578      153,374


NOTE 17 - SHAREHOLDERS' EQUITY

     a) Shareholders' equity accounts have had the following movement in the years ended as of June 30, 2004 and 2003:



                                                                Other reserves
                                                            ------------------------
                                       Reserve                          Accumulated
                                         for                            adjustment                Deficit
                                       capital    Contri-     Equity       for                    develop-
                          Paid--in      reap-      buted      changes   conversion   Accumulated    ment     Loss for
      Description         capital      praisal    surplus      ADR's    difference     losses      period    the period    Total
      -----------        -----------  ---------  ---------  ----------  ----------- ------------  ---------- ----------  ----------
                           ThCh$        ThCh$      ThCh$      ThCh$       ThCh$         ThCh$       ThCh$      ThCh$       ThCh$

Movements
Historical balances
  as of January
  1,2003...............  186,724,203         --  1,014,561  (4,065,552)  (420,017)  (130,321,264) (28,942)  (13,521,096)  39,381,89

Distribution of
  prior year's
  income...............           --         --         --           --        --    (13,550,038)  28,942    13,521,096          --
Accum. Adj. For
  convers. Diff........           --         --         --           --    78,362             --       --            --     278,362
Price-level
  restatement of
  equity...............           --  2,053,966     11,160     (44,721)   (4,620)     (1,582,583)      --            --     433,202
Loss for the period....           --         --         --           --        --             --       --    (5,905,647) (5,905,647)
                         -----------  ---------  ---------  -----------  --------   ------------  -------   -----------  ---------
  Balances as of
    June 30,2003
    (historical).......  186,724,203  2,053,966  1,025,721  (4,110,273)  (146,275)  (145,453,885)      --    (5,905,647) 34,187,810
                         -----------  ---------  ---------  -----------  --------   ------------  -------   -----------  ----------
  Balances restated
    for comparison
    purposes...........  187,844,548  2,066,290  1,031,875   (4,134,935) (147,152)  (146,326,608)      --    (5,941,081) 34,392,937




                                                                Other reserves
                                                            ------------------------
                                       Reserve                          Accumulated
                                         for                            adjustment                Deficit
                                       capital    Contri-     Equity       for                    develop-
                          Paid--in      reap-      buted      changes   conversion   Accumulated    ment     Loss for
      Description         capital      praisal    surplus      ADR's    difference     losses      period    the period    Total
      -----------        -----------  ---------  ---------  ----------  ----------- ------------  ---------- ----------  ----------
                           ThCh$        ThCh$      ThCh$      ThCh$       ThCh$         ThCh$       ThCh$      ThCh$       ThCh$

Movements

Historical balances
  as of January
  1,2004...............  188,591,445         --  1,024,706  (4,106,208)   184,190   (145,310,014)      --    (9,698,277)  30,685,84

Distribution of
  prior year's
  income...............           --         --         --           --        --     (9,698,277)      --     9,698,277        --
Increase of the
  capital with
  emission of
  payment actions......       75,254         --         --           --        --             --       --            --      75,254
Accum. Adj. For
  convers. Diff........           --         --         --           --  (250,097)            --       --            --    (250,097)
Price-level
  restatement of
  equity...............           --  1,509,710      8,198     (32,850)     1,473     (1,240,067)      --            --     246,464

Loss for the period....           --         --         --           --        --             --       --    (2,797,046) (2,797,046)
                         -----------  ---------  ---------  ----------- ---------   ------------  -------   -----------  ----------

  Balances as of
    June 30,2004.......  188,666,699  1,509,710  1,032,904  (4,139,058) (64,434)    (156,248,358)      --    (2,797,046) 27,960,417



         The Extraordinary Shareholders' Meeting of the Company, held on September 24, 2003, agreed to increase the stock capital by ThCh$16,500,000 represented by 137,500,000 shares of the same characteristics as the existing shares. With the issuance the stock capital would increase to Ch$ 203,224,202.935 divided into 606,605,851 registered shares of a like and single series, without par value, which must be fully subscribed and paid within three years from the date of the Meeting, empowering the Board to issue and place them. At the March 31, 2004, have been subscribed and paid 582,133 shares, by an ascending amount to ThCh$ 75,254.

         Number of shares:
                                                                No of shares
                            No. of shares       No of           with voting
    Series                  subscribed      shares paid           rights
    ------                  -------------    -----------        ------------

Single series               469,687,984      469,687,984        469,687,984


        Capital (amount -- ThCh$)



     Series                 Subscribed capital   Paid-in capital
     ------                 ------------------   ---------------

Single series               188,666,699        188,666,699



     b)  Other Reserves

       - Shareholders' Equity Changes due to ADRs

         According to Notice 1370 from the Superintendencia de Valores y Seguros, under the item Other reserves it is shown the variation of patrimony of the ADRs, which corresponds to the lesser value of emission and expenses for placement and emission during years 1994 and 1995. Dated on June 30, 2004, these balances are presented with the corresponding monetary correction.

                                                            Amount
                                                  -----------------------------
                   Detail                            2004             2003
                                                  -----------      -----------
                                                       M$               M$

Goodwill for sale of shares...................     (2,881,052)      (2,903,946)
Expense by emission of shares.................     (1,258,006)      (1,230,989)
                                                  -----------      -----------
Total.........................................     (4,139,058)      (4,134,935)
                                                  ===========      ===========


       - Adjustment for conversion differences:

                                                            Amount
                                                 ----------------------------
Taxpayer No.         Company                     for the year     accumulated
-----------          -------                     ------------     -----------
                                                    ThCh$            ThCh$

96.628.790-K         Texcom S.A.                    (250,097)         (64,434)
                                                   ---------       ----------
  Total                                             (250,097)         (64,434)

Total Other Reserves 2004                           (250,097)      (4,203,492)

NOTE 18 - OTHER NON-OPERATING INCOME AND EXPENSES

         The breakdown is as follows:

       - Other non-operating income:

                                                         2004           2003
                                                     ----------      ----------
                                                         ThCh$          ThCh$

Insurance liquidation...............................     36,140           1,282
Reversal of negative shareholder's
   equity Nacs Communications Inc. (1)..............         --       6,748,909
Reversal of provisions..............................    246,831         115,253
Rebates from suppliers..............................         --         124,713
Absorbed net income credit..........................         --           5,261
Net income on sale of foreign subsidiary............    313,327              --
Foreign provider credit purchase....................  1,323,817              --
Others..............................................     16,908          41,642
                                                     ----------      ----------
  Total.............................................  1,937,023       7,037,060
                                                     ==========      ==========


       - Other non-operating expenses:


                                                          2004          2003
                                                      -----------   -----------
                                                         ThCh$          ThCh$

Labor indemnity (1)...................................         --      138,781
Labor indemnity in Chile..............................         --      129,992
Preventive judicial agreement expenses................    117,637           --
Study of new projects.................................    118,519      162,683
Foreign subsidiary expenses...........................     75,555      181,071
External consulting...................................    607,658       86,642
Write-off related company.............................         --    6,039,949
Colomsat S.A. related company write-off...............     27,795           --
 Write-off property, plant and equipment..............         --      266,367
Closure of foreign subsidiaries.......................         --      246,203
Real estate company restructuring cost................    151,867           --
Restructuring expenses................................    444,398           --
 Doubtful provisions allowance by price balance ......    242,609           --
Sale of property, plant and equipment.................     55,044           --
Others................................................    143,435      508,709
                                                      -----------   ----------

  Total...............................................  1,984,517    7,760,397
                                                      ===========   ==========

(1) On May 1, 2003 the Company decided to discontinue its operations in the United States market. NACS Communications Inc., subsidiary of Texcom S.A., with offices in Miami, Florida, has begun liquidation procedure under Chapter VII of that country's legislation.


(2) Dated on April 02, 2004, a Sale and Purchase including Assignment of Claims was signed between Chilesat Corp S.A. y British Telecommunication PLC, through which Chilesat Corp S.A bought from British Telecommunication PLC, the last company selling and transferring the total credit it had against Chilesat S.A. for the concept of international telecommunication services. The price for buying this credit reached the amount of US$1,720,000 ( one million seven hundred thousand U.S.A. dollars), amount that shall be paid in the terms stated in said contract.

         By virtue of the Sales and Purchase and Assignment of Claims before mentioned contract, on April, 2004 it was registered, under "Other Incomes, not from Exploitation", a profit of M$1,318,009 (historic), as Chilesat had a provision, higher that the amount of said purchase agreement, for the concept of international telecommunication services rendered by British Telecommunication PLC.


NOTE 19 - PRICE-LEVEL RESTATEMENT

         The application of the price-level mechanism is summarized as follows:

                                       Readjustability
ASSETS (CHARGES) CREDITS                   Index          2004         2003
                                      ------------------ -------    ---------
                                                          ThCh$        ThCh$

Current assets:
  Time deposits..........................     UF            446       30,963
  Marketable securities..................     CPI          (794)          80
  Trade accounts receivable..............     CPI       (24,534)     291,578
  Notes receivable.......................     UF             --       (7,381)
  Notes receivable.......................     CPI            --        1,253
  Other receivables......................     CPI           340        1,900
  Notes and accounts receivable
   from related companies................     UF         94,111      193,880
  Notes and accounts receivable
   from related companies................     CPI       112,230      135,956
  Recoverable taxes......................     CPI         7,204        2,108
  Prepaid expenses.......................     CPI           752        3,357
  Prepaid expenses.......................     UF          3,902        5,283
  Other current assets...................     CPI         1,846           20
  Other current assets...................     UF            694        7,748

Property, plant and equipment:...........     CPI       570,382      769,637

Other assets:
  Goodwill...............................     CPI          (335)       6,484
  Notes and accounts receivable
   from related companies................     UF         88,234           --
  Notes and accounts receivable
   from related companies................     CPI       203,018      339,071
  Other assets...........................     CPI           173            4
  Other assets...........................     UF             --          459

Expense and cost accounts................     CPI       189,876      101,223
                                                      ---------    ---------

Total (Charges) Credits..................             1,247,545    1,883,623
                                                      =========    =========


                                                                  Readjustability
LIABILITIES - SHAREHOLDERS' EQUITY (CHARGES) CREDITS                   index                2004               2003
                                                                  ---------------         --------          -----------
                                                                                           ThCh$              ThCh$

Current liabilities:
  Obligations with banks & financial institutions...........            UF                (117,848)           (16,460)
  Long-term obligations maturing within one year............            UF                 (10,028)           (44,881)
  Long-term obligations maturing within one year............            CPI                (13,621)           (56,325)
  Accounts payable..........................................            CPI                 36,465           (172,021)
  Accounts payable..........................................            UF                    (772)           (60,557)
  Notes payable.............................................            CPI                 (1,832)                --
  Notes payable.............................................            UF                  (7,767)            (3,821)
  Notes and accounts payable to related companies...........            UF                    (896)              (689)
  Notes and accounts payable to related companies...........            CPI               (103,516)          (191,553)
  Provisions................................................            CPI                     --             (2,712)
  Income tax................................................            CPI                      3                (52)
  Unearned income...........................................            CPI                 (8,616)           (10,376)

Long-term liabilities:
  Long-term obligations with banks & financial institutions.            UF                  41,536           (220,777)
  Long-term notes payable...................................            UF                 (27,561)           (83,627)
  Long-term notes payable...................................            CPI                  5,749            (22,184)
  Notes and accounts payable to related companies...........            UF                 (83,965)          (191,757)
  Notes and accounts payable to related companies...........            CPI               (483,713)          (245,882)
  Long-term provision.......................................            CPI                (78,826)          (119,567)
  Other long-term liabilities...............................            CPI                 40,544            (12,333)

Shareholders' equity........................................            CPI               (246,464)          (435,801)

Income statement accounts...................................            CPI               (213,904)           (91,564)
                                                                                       -----------        -----------

Total (Charges) credits.....................................                            (1,275,032)        (1,982,939)
                                                                                       ===========        ===========

Price-level restatement (loss) net income...................                               (27,487)           (99,316)
                                                                                       ===========        ===========


NOTE 20 - CONVERSION DIFFERENCES

         The application of the conversion difference mechanism is summarized below:



ASSETS (CHARGES) CREDITS                                           Currency             2004              2003
                                                                   --------           ---------        -----------
                                                                                       ThCh$              ThCh$

Current Assets:
Cash........................................................        Dollar               17,820           (28,553)
Time deposits...............................................        Dollar                7,407           (20,281)
Trade accounts receivable...................................        Dollar              186,146          (478,431)
Notes receivable............................................        Dollar                   --            (3,469)
Other receivables...........................................        Dollar                  (48)           61,852
Notes and accounts receivable from related companies........        Dollar              419,942          (487,374)
Prepaid expenses............................................        Dollar                  501              (857)
Other current assets........................................        Dollar                3,243                --

Other assets
Investment in related companies.............................        Dollar              186,436          (136,143)
Notes and accounts receivable from related companies........        Dollar            1,224,959        (1,090,663)
Other assets................................................        Dollar                  185               272


Total (Charges) credits.....................................                          2,046,591        (2,183,647)


LIABILITIES - SHAREHOLDERS' EQUITY (CHARGES) CREDITS               Currency             2004              2003
                                                                   --------           ---------        -----------
                                                                                       ThCh$              ThCh$

Current assets:
Obligations with banks & financial institutions.............        Dollar                   --                --
Long-term obligations maturing within one year..............        Dollar              (66,689)          219,839
Accounts payable............................................        Dollar             (268,274)          441,354
Notes payable...............................................        Dollar                1,444            10,995
Notes and accounts payable to related companies.............        Dollar             (625,481)          536,802
Provisions..................................................        Dollar                 (964)           48,698

Long-term liabilities:
Long-term notes payable.....................................        Dollar               (1,624)          128,111
Notes and accounts payable to related companies.............        Dollar           (1,154,394)          842,503
Long-term provision.........................................        Dollar              (18,889)               --


Total (Charges) Credits.....................................                         (2,134,871)        2,228,302

Net income (loss) from conversion differences...............                            (88,280)           44,655


NOTE 21 - CONTINGENCIES AND COMMITMENTS

     a) Current contingencies and commitments as of June 30, 2004 are as follows:

         - Direct guarantees:



        Guarantee
        creditor                     Debtor             Type of guarantee              Compromised assets
-----------------------   ---------------------------   -----------------  ---------------------------------------
                                Name          Rel.                                    Type              Book value
                          -------------     ---------   -----------------  ------------------------     ----------
                                                                                                           ThCh$


Banco de Credito e        Chilesat S.A.    Subsodiary  Industrial Pledge   Telecommunications
Inversiones                                                                equipment                              --

Banco de Chile            Chilesat         Subsidiary     Mortgage and     Parcel No. 28, Lo Canas,        3,140,730
                          Servicious                   Industrial Pledge   telecommunications
                          Empresariales                                    equipment and real estate
                          S.A. - Chilesat                                  branches in their mayority
                          S.A. - 2003                                      of property of Chilesat
                                                                           S.A.

Entel S.A.                Chilesat S.A.    Subsidiary        Pledge        Mutual contract to finance      2,913,324
                                                                           construction of fiber
                                                                           optics network.

Banco Santander Santiago  Gestion          Subsidiar        Mortgage       Costanera Pacifico                544,135
                          Integral de                                      buildings (stores and
                          Clientes S.A.                                    parking





                             Balances pending
                            payment as of the
        Guarantee          closing date of the
        creditor           financial statements                         Guarantees liberated
------------------------   ---------------------   -----------------------------------------------------------------
                             2004       2003        2005      Assets      2006       Assets      2007         Assets
                           --------- -----------   --------  --------- ---------   ----------  ---------     -------
                            ThCh$       ThCh$      ThCh$                  ThCh$                 ThCh$


Banco de Credito e
Inversiones                  389,590     586,044         --         --          --         --         --         --

                                                                                                            Properties amd
Banco de Chile             1,310,436   1,287,063         --         --          --         --  3,130,410       Equipment

Entel S.A.                 5,723,660   5,727,891    115,807    Mutual       126,374    Mutual      137,905        Mutual

Banco Santander Santiago     443,244     462,477         --         --          --         --         --         --




         Chilesat S.A.

         On April 21, Chilesat S.A. Was contituted as lender and codebtor of its subsidiary Chilesat Servicios Empresariales S.A. With the purpose to guarantee Factoring Security S.A., the integral and proper compromise of obligations which were borned of the lease celebrated with this date, whose total amount at June 30, 2004 is UF 63,698,47.

         Dated on September, 23, 2002, Chilesat S.A. made a commercial commitment in favor of IBM stating not to impose charges or surrender to others, its rights to credits arising from the Contract for the Rendering of Services for invoicing and collection of payments signed with VTR Telefonica S.A., for guaranteeing the payment in full and in due time for all the amounts due or to be due arising from the Rental Contract with an option to Buy, but in any case limited to the maximum amount of US$570,971.43 at June, 30, 2004.

         On December 30, 2003, and March 19 and 30, 2004, Chilesat S.A. became guarantor and solidary codebtor of its subsidiary Chilesat Servicios Empresariales S.A. without limitation whatsoever, in order to guarantee to Servicios Financieros Citibank (Chile) S.A. full and timely compliance of the obligations arising from the lease agreement signed on that date, in the total amount of Thch$ 502,199 as of March 31, 2004.

         In order to guarantee compliance of public proposals, Chilesat S.A. and its subsidiary Chilesat Servicios Empresariales S.A. have granted bank guarantee deposits for ThCh$ 757,175.

         Chilesat Corp S.A.

         On October 28, 2003, Chilesat Corp S.A. became guarantor and solidary codebtor of an obligation arising from a promissory note signed by subsidiary Chilesat S.A. in favor of Huawei Technologies Investment Co., Ltd. for US$614,111.67

         On February 7, 2003, Chilesat Corp S.A. signed a line of credit agreement with Banco Santander Santiago for the equivalent, in unidades de fomento, of ThUS$15,000, which has been fully drawn. The shares owned by Chilesat Corp S.A. of Chilesat S.A. and the concessions of Servicios Intermedios de Telecomunicaciones de Chilesat S.A. are used as guarantee.

         On December 4, 2000 and January 12, 2001, Chilesat Corp S.A. and Chilesat Servicios Empresariales S.A. became the guarantors of the debt obligations of two lease agreements for equipment by Chilesat S.A. with IBM S.A.C., for an amount of US$11 million, to obligations to the date are, US$4,180,166.38.

         Chilesat Servicios Empresariales S.A.

         On September 29, 2003, Chilesat Servicios Empresariales S.A. became guaranteed debtor and granted commercial pledge to CIT Leasing Chile Ltda. over all the credits in he Telecommunications Service Agreement with customer Chilexpress S.A. . The commercial pledge granted is in order to guarantee full and timely compliance of the obligations assumed by Chilesat S.A. in two Rental Agreements dated September 29, 2003 with CIT Leasing Chile Ltda. this pledge will be limited to the equivalent in pesos of US$998,583.57

         Telsys S.A.

         On September 14, 2002, Telsys S.A. granted a commercial pledge to Inversiones Taormina S.A. on the shares of Inversiones Proventus S.A. the price of which is pending payment. This pledge guarantee will be removed monthly or quarterly as applicable, as the price pending payment is paid and prorated amount paid. The lifting will make at the fee payment.

       - Indirect guarantees:

         Texcom S.A.

         On October 5, 1999, subsidiary Texcom S.A. became guarantor of a loan granted to its subsidiary Colomsat S.A. by Banco del Pacifico S.A. (Colombia), which as of March 31, 2004 amounted to ThCh$530,113. The guarantee was granted by Texcom S.A. three months prior to the application of Law 550 of 1999, given that the loan is dated October 5, 1999. As such, Banco del Pacifico will not be able to directly require payment from the guarantor, Texcom S.A., and will have to require this payment within the framework provided by the negotiation of the restructuring agreement and be subject to the outcome of the process of Colomsat S.A.

         On May 22, 1997, subsidiary Texcom S.A. provided a guarantee for a loan granted to its subsidiary Colomsat S.A. by Banco Sudameris, which as of March 31, 2004 amounts to ThCh$612,095. This guarantee is provided under the same conditions of law 550 described in the previous paragraph. Banco Sudameris presented a complaint against the agreement reached by Colomsat S.A. with its creditors before the Superintendency of Companies of Colombia. This Superintendency rejected such complaint, therefore the bank must restore the guarantee granted by Texcom S.A., which is still pending.

       - Financial restrictions:

         Due to the loan obtained with Banco Santander Santiago, certain financial restrictions were established which must be met in the Consolidated Financial Statements of Chilesat Corp S.A. and Chilesat
         S.A.:

       - Debt ratio measured with Financial Institutions using the Consolidated Financial Statements of Chilesat Corp S.A., equal to or less than 1.0 times, for quarterly periods until all the debt has been paid.

       - EBITDA ratio over net financial expenses measured on the consolidate financial statements of subsidiary Chilesat S.A. greater than or equal to 2.5 times.

       - EBITDA measured on the consolidated financial statements of subsidiary Chilesat S.A. equal to or greater than 80% of the loan obtained by Chilesat Corp S.A. from Banco Santander Santiago, measured as of March 31, 2004 until extinction of the debt.

       - Maintain net tangible shareholders' equity plus minority interest measured using the Consolidated Financial Statements of Chilesat Corp S.A., equal to or more than 2 million Unidades de Fomento, for quarterly periods until total extinction of the debt.

         The previously described financial ratios were met as of March 31,2004.On March 29, 2004, Banco Santander postponed until August 17, 2004 the requirement to comply with the financial restriction of maintaining net tangible equity plus minority interest equal to or greater than UF 2,000,000 for quarterly periods up to the total extinction of the debt obligations maintained with this financial institution.

         Due to renegotiation of the financial obligations with Banco Chile, certain financial restrictions were set that the Consolidated Financial Statements of subsidiary Chilesat S.A. must meet:

         Minimum Consolidated Interest Coverage ratio of 2.5 for quarterly periods as of June 30, 2004 and until the debt is extinguished.

         Maximum Consolidated Indebtedness of 1.5 for each quarter, beginning June 30, 2004.

         Maximum Consolidated Payback Ratio of 3.0 beginning June 30, 2004 (annual).

         The previously described financial ratios were met as of June 30, 2004.

    b)   Lawsuits

      1) In September 2000, Guyana Telephone & Company Co., Ltd. ("GT&T") filed a complaint against Melbourne International Communications Ltd., Wajay Investment Inc., NACS Communications Inc. and Chilesat S.A. before the courts of Florida, USA. In 2002, the Court absolved NACS Communications Inc., But condemned the other three defendants, including Chilesat S.A. This verdict was appealed before the Circuit 11 State Appeals Court of the United States, which finally ordered Chilesat to pay the plainiff the sum of 3,3 million.

         Notwithstanding the above, should GT&T obtain a favorable sentence and try to execute it in respect to Chilesat S.A., the latter could allege both not being propresty served and lack of jurisdiction of the courts in the United States., Therefore GT&T would not be able to collect should they win.

       2)On June 10, 2003, subsidiary Chilesat S.A. was notified of a complaint presented before the State Court of New York by the Ministry of Post Offices and Telecommunications of Cambodia ("Cambodia") against AT&T Corp., Globus S.A. and Chilesat S.A. In this complaint, Cambodia demands from all the defendants as a group, payment of 8 million dollars, plus interest and legal costs, for alleged failure to pay the accounting rates charged by Cambodia for traffic of calls ended in that country and which had not been declared.

         Subsequently, AT&T Corp. reached an agreement with Cambodia, in which the latter ceded to the former part of its alleged litigation rights against Globus S.A. and Chilesat S.A. Therefore we deem that the complaint mentioned in the previous paragraph has concluded.

         Based on the information that the Company has gathered, due to the agreement reached with AT&T Corp., Cambodia filed a new complaint against Globus S.A. and Chilesat S.A., in respect to the rights it reserved for itself, in which it claims from both companies jointly the sum of 7 million dollars (plus interest and costs), for the alleged failure to pay the accounting rates charged by Cambodia for traffic of calls ending in that country. Chilesat S.A. still has not been legally notified and, in any case, the Company believes that the courts which are hearing that process lack jurisdiction. Additionally, the Company believes that the mentioned complaint is unbiased and that any alleged liability of the Company would have prescribed, since the intention is to claim charges for events that occurred before September 1999.

         On January 8, 2004, AT&T Corp. Filed an arbitration complaint before the American Arbitration Association against Chilesat S.A., in which it claims, on the one hand, payment in the amount of US$1,375,780 corresponding to that paid by AT&T Corp. To Cambodia in virtue of the agreement signed between both companies and on another, an amount exceeding US$2,000,000 plus interest and cost for eventual rights that Cambodia would have against Chilesat S.A. and which were ceded to AT&T Corp., and which would correspond to the accounting rates for the period from September 1999- to December 2000.

         In this case, the Company believes that the arbitration court lacks jurisdiction to rule on the matter, which will be alleged as soon as the mentioned arbitration court is constituted.

      3) On November 21, 1997, Chilesat S.A. and Chilesat Telefonia Personal S.A., today Smartcom S.A., signed an agreement allowing use of the networks and installations of Chilesat S.A. for transmission of traffic signals originated from or ending with subscribers of Smartcom S.A., including data and Internet services ( "the Agreement"), the term of which expires in December 2008. Chilesat S.A. has reached the conviction that the price originally agreed upon has been consumed, and that , for unknown reasons, the obligations that arise from the agreement have become excessively onerous. Therefore, in December 2003 it filed an arbitrary complaint against Smartcom S.A. in which it requests advanced termination of the Agreement, notwithstanding the compensations and/or adjustments determined by the Arbitration Court.

      4) Subsidiary Chilesat S.A. is a party in labor lawsuits. Management believes that they will not have a significant effect on the financial statements.

     NOTE 22 - NATIONAL AND FOREIGN CURRENCY

         ASSETS


                                                                                    Amount               Amount
Description                                             Currency                     2004                 2003
-----------                                       --------------------            ----------           -----------
                                                                                    ThCh$                 ThCh$

Total current assets                                                             14,830,015            16,618,346

Cash............................................   Non-adjustable Ch$               533,180               131,791
                                                   US Dollars                       113,103               135,622
                                                   Other Currencies                  52,001                12,301

Time deposits...................................   Non-adjustable Ch$               794,191             2,726,802
                                                   US Dollars                            --               622,509

Marketable securities...........................   Non-adjustable Ch$                 4,551               152,669

Trade accounts receivable.......................   Non-adjustable Ch$             7,553,679             6,329,754
                                                   US Dollars                       796,815               617,307

Notes receivable................................   Non-adjustable Ch$               121,822               196,509

Other receivables...............................   Non-adjustable Ch$             1,098,157             1,095,370
                                                   US Dollars                         2,596                60,129
                                                   Other Currencies                  15,177                11,122

Notes and accounts receivable...................   Non-adjustable Ch$               364,222                    --
  from related companies........................   US Dollars                             0                251,397

Recoverable taxes...............................   Non-adjustable Ch$               936,746               681,263
                                                   Other Currencies                 129,760               136,482

Prepaid expenses................................   Adjustable Ch$                   393,119               285,833
                                                   Non-adjustable Ch$               835,125               872,579
                                                   US Dollars                         6,048                48,595
                                                   Other Currencies                      --                12,149

Other current assets............................   Adjustable Ch$                   738,099                76,453
                                                   Non-adjustable Ch$                82,392             2,161,710
                                                   US Dollars                       259,232                    --



Total property, plant and equipment.............                                 65,745,114            69,660,063

Land............................................   Non-adjustable Ch$               348,278               346,991
                                                   US Dollars                            --               209,456

Constructions and infrastructure works..........   Non-adjustable Ch$            28,931,276            31,317,969
                                                   US Dollars                            --               459,865

Machinery and equipment.........................   Non-adjustable Ch$            20,611,582            22,403,275
                                                   US Dollars                       196,738               268,059

Other property, plant and equipment.............   Non-adjustable Ch$            15,592,725            14,561,574
                                                   US Dollars                        64,515                92,874

Total other assets..............................                                    494,314               712,166

Investment in other companies...................   Adjustable Ch$                       306                   307

Goodwill........................................   Non-adjustable Ch$               420,470               449,152
                                                   US Dollars                            --                 3,607

Long-term notes and accounts receivable from
  related companies.............................   US Dollars                            --               170,845

Other assets....................................   Adjustable Ch$                    33,628                40,231
                                                   Non-adjustable Ch$                 4,943                 3,506
                                                   US Dollars                            --                44,518
                                                   Other Currencies                  34,967                    --

                                                   Non-adjustable Ch$            78,233,339            83,430,914
                                                   US Dollars                     1,439,047             2,984,783
                                                   Other Currencies                 231,905               172,054
                                                   Adjustable Ch$                 1,165,152               402,824



         CURRENT LIABILITIES

DESCRIPTION                          Currency                          Up to 90 days
-----------                          --------          -------------------------------------------------------
                                                                2004                          2003
                                                       -------------------------     -------------------------
                                                                      Average                     Average
                                                                       annual                      annual
                                                                      interest                    interest
                                                       Amount           rate        Amount         rate
                                                       -------      ----------     -------        --------
                                                        ThCh$                       ThCh$
Short-term obligations with
  banks and financial
  institutions                   US Dollars                 --              --       1,600           12.00%


Short-term portion of
  obligations with banks and
  financial institutions         Adjustable Ch$        253,532       Tab180+3%      216,830       Tab180+3%
                                 Adjustable Ch$             --              --          --              --
                                 Adjustable Ch$        455,547       Tab180+2%          --              --
                                 Adjustable Ch$          7,728           6.90%       5,450            6.90%
                                 US Dollars                 --              --       4,786           10.38%


Long-term obligations
  maturing within a year
  - Leasing                      Adjustable Ch$        335,605           7.71%     191,411            8.12%
                                 Non-adjustable
  - Leasing                      Ch$                    37,819           9.98%          --              --
  - Leasing                      US Dollars            371,159           7.82%     580,609            8.20%
  - Importadora Fazio S.A.       Adjustable Ch$         15,433          12.00%       7,833           12.00%
  - Inv. Taormina S.A..
    (Gicsa)                      Adjustable Ch$        106,679          12.00%      18,673           12.00%
  - Telefonica CTC Chile         Non-adjustable
    S.A.                         Ch$                    87,148          12.00%     115,306           12.00%
  - Huawei Tech.                 US Dollars             35,799              --          --              --
  - Customs duties               US Dollars            331,908              --          --              --
  - Inv. San Fernando Ltda.
    (Telrad)                     US Dollars                 --              --          --              --
  - Inv. Taormina
    S.A.(Telsys)                 Adjustable Ch$        209,658           6.00%      30,516            6.00%

Accounts payable                 Adjustable Ch$        146,330              --      59,278              --
                                 Non-adjustable
                                 Ch$                10,506,812              --   5,732,358              --
                                 US Dollars          3,185,115              --   5,761,936              --
                                 Other Currencies       37,923              --      82,732              --

Notes payable                    Adjustable Ch$         76,452              --       6,394              --
                                 Non-adjustable
                                 Ch$                   199,366              --      28,307              --
                                 US Dollars            274,595              --     112,279              --
                                 Other Currencies           --              --       1,362              --

                                 Non-adjustable
Other payables                   Ch$                   321,872              --     511,860              --





        CURRENT LIABILITIES

DESCRIPTION                          Currency                         90 days to 1 year
-----------                          --------          -------------------------------------------------------
                                                                2004                          2003
                                                       -------------------------     -------------------------
                                                                      Average                     Average
                                                                       annual                      annual
                                                                      interest                    interest
                                                       Amount           rate        Amount         rate
                                                       -------      ----------     -------        --------
                                                        ThCh$                       ThCh$
Short-term obligations with
  banks and financial
  institutions                   US Dollars                   --            --             --               --

Short-term portion of
  obligations with banks and
  financial institutions         Adjustable Ch$       11,304,682        Tab180+3%          --               --
                                 Adjustable Ch$          195,663         Tab90+2%     197,130          Tab90+2%
                                 Adjustable Ch$          428,174        Tab180+2%     431,301         Tab180+2%
                                 Adjustable Ch$           20,999            6.90%      17,100             6.90%
                                 US Dollars                   --              --           --               --

Long-term obligations
  maturing within a year
  - Leasing                      Adjustable Ch$        1,760,598            7.62%     877,134             8.62%
                                 Non-adjustable
  - Leasing                      Ch$                     118,785            9.98%          --               --
  - Leasing                      US Dollars            1,039,970            7.78%   1,814,722             8.20%
  - Importadora Fazio S.A.       Adjustable Ch$               --              --        7,643            12.00%
  - Inv. Taormina S.A..
    (Gicsa)                      Adjustable Ch$               --              --       15,498            12.00%
  - Telefonica CTC Chile         Non-adjustable
    S.A.                         Ch$                          --              --       71,991            12.00%
  - Huawei Tech.                 US Dollars               99,136              --           --               --
  - Customs duties               US Dollars                   --              --       91,727               --
  - Inv. San Fernando Ltda.
    (Telrad)                     US Dollars                   --              --    2,066,005    Libor180+1,75%
  - Inv. Taormina
    S.A.(Telsys)                 Adjustable Ch$               --              --      197,098             6.00%

Accounts payable                 Adjustable Ch$           25,134              --       69,323               --
                                 Non-adjustable
                                 Ch$                      17,670              --       22,834               --
                                 US Dollars              656,596              --    2,124,683               --
                                 Other Currencies             --              --           --               --

Notes payable                    Adjustable Ch$           51,510              --           --               --
                                 Non-adjustable
                                 Ch$                          --              --           --               --
                                 US Dollars              484,648              --           --               --
                                 Other Currencies             --              --           --               --

                                 Non-adjustable
Other payables                   Ch$                         825              --          763               --




DESCRIPTION                 Currency                         Up to 90 days                           90 days to 1 year
--------------------   --------------------    ----------------------------------------- -----------------------------------------
                                                        2004                 2003                 2004                 2003
                                               -------------------- -------------------- -------------------- --------------------
                                                           Average              Average              Average              Average
                                                            annual               annual               annual               annual
                                                           interest             interest             interest             interest
                                                  Amount     rate      Amount     rate      Amount     rate      Amount     rate
                                               ----------  -------- ----------  -------- ----------  -------- ----------  --------
                                                  ThCh$                ThCh$                ThCh$                ThCh$

Notes and accounts
  payable to
  related companies    Non-adjustable Ch$              --        --         --        --    691,931        --      5,769        --

Provisions             Non-adjustable Ch$              --        --         --        --    386,921        --    367,654        --
                       US Dollars                 145,266        --         --        --    103,222        --          0        --
                       Other Currencies            66,993        --     66,579        --         --        --         --        --

Withholdings           Non-adjustable Ch$         939,044        --    340,178        --         --        --         --        --
                       Adjustable Ch$              15,050        --         --        --         --        --         --        --
                       US Dollars                      45        --      7,464        --         --        --         --        --
                       Other Currencies             3,133        --      8,097        --         --        --         --        --

Income tax             Non-adjustable Ch$              --        --         --        --      2,153        --      1,578        --
                       US Dollars                      46        --         --        --         --        --         --        --

Unearned income        Non-adjustable Ch$         376,552        --    324,425        --    964,264        --    879,605        --
----------------------------------------------------------------------------------------------------------------------------------

                       US Dollars               4,343,933            6,468,674            2,383,572            6,097,137
                       Other Currencies           108,049              158,770                   --                   --
                       Adjustable Ch$           1,622,014              536,385           13,786,760            1,812,227
                       Non-adjustable Ch$      12,468,613            7,052,434            2,182,549            1,350,194


         LONG-TERM LIABILITIES
         2004


DESCRIPTION                 Currency               1 to 3 years         3 to 5 years        5 to 10 years        over 10 years
--------------------   --------------------   --------------------- -------------------- -------------------- --------------------
                                                           Average              Average              Average              Average
                                                            annual               annual               annual               annual
                                                 Amount      rate      Amount     rate      Amount     rate      Amount     rate
                                              ----------  --------- ----------  -------- ----------  -------- ----------  --------
                                                 ThCh$                 ThCh$                ThCh$                ThCh$

Long-term obligations
  with banks and
  financial
  institutions         Non-adjustable Ch$             --         --         --        --         --        --  1,447,317        --
                       Adjustable Ch$            193,927   Tab90+2%         --        --         --        --         --        --
                       Adjustable Ch$            426,715  Tab180+2%         --        --         --        --         --        --
                       Adjustable Ch$             53,800      6.90%     61,783     6.90%    198,165     6.90%    100,769     6.90%

Long-term notes
  payable:
  - Leasing            Adjustable Ch$            614,628      7.67%    393,133     8.76%  1,312,063     8.76%  2,432,268     8.84%
                       US Dollars              1,230,503      7.55%         --        --         --        --         --        --
                       Non-adjustable Ch$        288,963     10.05%      2,813     9.45%         --        --         --        --
  - Huawei Tech.       US Dollars                198,271         --         --        --         --        --         --        --
  - Inv. Taormina
      S.A..(Telsys)    Adjustable Ch$            304,433      6.00%         --        --         --        --         --        --
  - Other              US Dollars                 46,662         --         --        --         --        --         --        --

Long-term provisions   US Dollars              1,234,628         --         --        --         --        --         --        --

Other long-term
  liabilities          Non-adjustable Ch$      2,906,172         --    313,473        --    441,260        --  2,240,282        --
----------------------------------------------------------------------------------------------------------------------------------

                       Adjustable Ch$          1,593,503               454,916            1,510,228            2,533,037
                       US Dollars              2,710,064                    --                   --                   --
                       Non-adjustable Ch$      3,195,135               316,286              441,260            3,687,599


LONG-TERM LIABILITIES
2003


DESCRIPTION                 Currency               1 to 3 years         3 to 5 years        5 to 10 years        over 10 years
--------------------   --------------------   --------------------- -------------------- -------------------- --------------------
                                                           Average              Average              Average              Average
                                                            annual               annual               annual               annual
                                                 Amount      rate      Amount     rate      Amount     rate      Amount     rate
                                              ----------  --------- ----------  -------- ----------  -------- ----------  --------
                                                 ThCh$                 ThCh$                ThCh$                ThCh$

Long-term obligations
  with banks and
  financial            US Dollars                 10,174      9.61%    110,557    10.85%     28,571     8.50%    208,313     8.50%
  institutions         Non-adjustable Ch$             --         --         --        --         --        --  1,456,001        --
                       Adjustable Ch$         11,335,562  Tab180+3%         --        --         --        --         --        --
                       Adjustable Ch$            388,915   Tab90+2%         --        --         --        --         --        --
                       Adjustable Ch$            855,761  Tab180+2%         --        --         --        --         --        --
                       Adjustable Ch$             50,312      6.90%     57,779     6.90%    185,317     6.90%    146,520     6.90%

Long-term notes
  payable
- Leasing              Adjustable Ch$            856,391      8.92%    363,553     8.76%  1,213,404     8.76%  2,746,231     8.69%
- Leasing              US Dollars              1,753,478      8.20%         --        --         --        --         --        --
- Inv. Taormina
    S.A..(Telsys)      Adjustable Ch$             30,517      6.00%    274,649         0         --        --         --        --
- Telefonica CTC
    Chile S.A.         Non-adjustable Ch$         40,148     12.00%         --        --         --        --         --        --
- Customs duties       US Dollars                295,472         --      7,230        --         --        --         --        --
- Inv. San Fernando                                           Libor
    Ltda. (Telrad)     US Dollars                717,382   180+1,7%         --        --         --        --         --        --

Long-term provisions   US Dollars              1,305,869         --         --        --         --        --         --        --

Other long-term
  liabilities          Non-adjustable Ch$      2,761,464         --  1,077,931        --    208,177        --    506,040        --
                       US Dollars                 89,521         --         --        --         --        --         --        --
----------------------------------------------------------------------------------------------------------------------------------

                       Adjustable Ch$         13,517,458               695,981            1,398,721            2,892,751
                       US Dollars              4,171,896               117,787               28,571              208,313
                       Non-adjustable Ch$      2,801,612             1,077,931              208,177            1,962,041

NOTE 23 - SANCTIONS

         During the period ended as of June 30, 2004 the Parent Company and its subsidiaries, its Directors and Management have not been sanctioned by the Superintendency of Securities and Insurance or other administrative authorities.

NOTE 24 - SUBSEQUENT EVENTS

         Between June 30, 2004 and the date of issue of these financial statements, no events of a financial nature or others have occurred, that may significantly the balances or interpretation of these financial statements.

NOTE 25 - ENVIRONMENT

         Due to the nature of the industry, Head Office and its subsidiaries are not affected by situations that could directly or indirectly affect protection of the environment and therefore there are no disbursements which for this purpose are committed in the future.

NOTE 26 - TIME DEPOSITS

         The composition of time deposits as of June 30, 2004 and 2003 is as follows:


Bank or Financial Institution                       Country       2003            2004
-----------------------------                     -----------   ---------      ---------
                                                                  ThCh$          ThCh$

Banco de Chile..................................     Chile        794,191      1,626,858
Banco Security..................................     Chile             --      1,099,944
Citibank N.Y....................................     U.S.A             --        622,509
                                                                ---------      ---------
  Total.........................................                  794,191      3,349,311
                                                                =========      =========

                [free English translation of Spanish original]

                      CHILESAT CORP S.A. AND AFFILIATES

                                   RELEVANT

The essential or relevant events informed by the Chilean Securities and Insurance Commission during the period April 1 to June 30, 2004, are the following:

1.       In a letter dated April 29, 2004, the Company informed the following:

         Today the Company has received copy of a notice sent on this same date to the Superintendencia de Valores y Seguros and to the Stock Exchanges, through which the main stockholders of Chilesat Corp S.A., Redes Opticas S.A. y Redes Opticas (Cayman) Corp., inform said entities, that in conformity to the contents of article 12 of Law N(0) 18.0454 and Notice 585 of the S.V.S, about a series of contracts that have as their purpose the transfer of stock of the Company, stock which they own.

         As is indicated in said notice, the following contracts were undersigned, a copy of which was attached, and which relate to the operations that in summary form are shown below:

         1) Dated on April 2004, a sales and purchase contract for stock of Chilesat Corp S.A. was signed, by which the companies Redes Opticas S.A. y Redes Opticas (Cayman) Corp. have sold to the company called Telmex Chile Holding S.A. a total of 187,875,194 shares of the Company, which represent 40% of the total number of shares subscribed and paid for. The unit price for each share reached $154.23.

                  The aforementioned sale was carried out by Redes Opticas S.A. for a total of 70,310,008 shares, and by Redes Opticas (Cayman) Corp. for a total of 117,565,186 shares. As a consequence of the sale carried out by Redes Opticas (Cayman) Corp., said entity is no longer a stockholder of the Company.

         2) Jointly with the signing of the aforementioned sales and purchase contract, the companies Redes Opticas S.A. y Telmex Chile Holding S.A. subscribed an instrument denominated "Promise for Carrying Out a Public Tender Offer for Stock", by virtue of this and regarding the same, the following was agreed upon:

                  2.1) The company Telmex Chile Holding S.A. acquires the compromise for calling for a public tender offer for the acquisition of stock, in the terms regulated by Titulo XXV of Law N(0) 18.045, through which an offer is to be made for buying 100% of the shares into which is divided the capital of the Company that is not owned by the offering part.

                           The offer shall have the following main
                           characteristics:

                           (a)      it shall be effective for 30 days;

                           (b)      the offered price is to be $154.23 per
                                    share; and

                           (c) the tender offer shall be considered a successful, if the offering party receives firm acceptance for at least 45.4301% of the shares emitted by the Company.

                  2.2) On its part, the company Redes Opticas S.A. has compromised to sell at said public tender offer, the quantity of 213,379,654 shares of the Company, which represent 45.4301% of the total emitted shares.

                  2.3)     Finally, complying with dispositions of letter of
                           Article 199 of the Law N(0)18.045, the offering party has launched at this date a public tender offer for the acquisition of 50,1% of the shares into which is divided the capital of the subsidiary Chilesat S.A., of which Chilesat Corp S.A. owns 99,997% of its stock capital. A special note is recorded herein stating that said offer has been published today in the newspapers El Mercurio and Las Ultimas Noticias.

                           This offer presents the following main
                           characteristics:

                           (a) it is to be effective from April 30, 2004 until May 19, 2004.

                           (b)      the offered price is to be $156.51 per
                                    share.

                           (c) It is a condition of success for this offer, among others that are indicated in the published notice, that the offering party receives and keeps to his favor firm purchase orders for a quantity of shares not inferior to 50.01% of the total number of shares emitted by Chilesat S.A. and, at the same time, that the Board of Directors of Chilesat Corp S.A., controller of Chilesat S.A., does not manifest an objection to this offer.

2. In a letter dated May 3, 2004, the Company informed the following:

         In an Extraordinary Meeting of the Board of Directors of the Company, held at this same date, it has been agreed that Chilesat Corp. S.A. shall not participate with the stock that they own, which represent 99,9997% of Chilesat S.A., in the public tender offer for shares that have been launched by Telmex Chile Holding S.A. respecting the 50.01% of the shares of Chilesat S.A., as per the notices published in the newspapers El Mercurio and Las Ultimas Noticias on April 29, 2004.

         In adopting this decision, the Board of Directors of Chilesat Corp. S.A. took into consideration the following:

         (a) that the tender offer does not contemplate the 100% of the shares emitted by Chilesat S.A., but only a 50.01%, with the implication that, if accepted, Chilesat Corp. S.A. would continue being a shareholder of Chilesat S.A., but not in a controlling position, a situation that is deemed as inconvenient as it does not correspond, nor is it consistent with the business strategy of Chilesat Corp S.A.; and,

         (b) that, according to the information publicly given by Telmex Chile Holding S.A., this last company will launch a public tender offer for the acquisition of 100% of the shares of Chilesat Corp S.A., this would permit to all its shareholders, by exercising their right to sell, to decide directly and individually the change in control of the last mentioned company, change that at its due time would have an indirect effect in the changing of control of the Chilesat S.A. subsidiary.

3. In a letter dated June 8, 2004, the Company informed the following:

         Dated on April 29 2004, Chilesat Corp S.A. as well as its controlling shareholders, Redes Opticas S.A. y Redes Opticas (Cayman) Corp., informed to said Superintendency (SVS) and to the Stock Exchanges, the signing of a series of contracts which for transferring shares of the Company, which were the property of said companies, in favor of Telmex Chile Holding S.A.

         By virtue of said contracts, Redes Opticas S.A. y Redes Opticas (Cayman) Corp, transferred to the company denominated as Telmex Chile Holding S.A. the total quantity of 187,875,194 shares of the Company, which represented a 40% of the total shares subscribed and paid of the company. In addition, Redes Opticas S.A. and Telmex Chile S.A. subscribed a document titled "Promise for Realizing a Public Tender Offer for Acquisition of Shares", by virtue of this it was agreed in the most relevant terms to the following:

         (a) The company Telmex Chile Holding S.A. acquired the compromise for calling for a public tender offer for the acquisition of stock, in the terms regulated by Titulo XXV of Law N(0) 18.045, through which an offer is to be made for buying 100% of the shares into which is divided the capital of the Company that is not owned by the offering part.

         (b) On its part, the company Redes Opticas S.A. has compromised to sell at said public tender offer, the quantity of 213,379,654 shares of the Company, which represent 45.4301% of the total emitted shares.

         In conformity to the notice about the results of the Public Tender Offer for Acquisition of the Shares and Control of Chilesat Corp S.A., published by Telmex Chile Holding S.A., on Sunday, June 6 of this year, in the newspapers El Mercurio and Las Ultimas Noticias, said offer has been successful, on Telmex Chile Holding S.A. declaring that it has accepted and acquired at that date the quantity of 278,451,980 shares of Chilesat Corp S.A., fact which has permitted it to reach a shareholding participation of a 99.28% of the subscribed and paid for capital of the Company.

4.       In a letter dated June 15, 2004, the Company informed the following:

         On June 10, 2004, the directors of the company Messieurs Norberto Morita Kusumoto, Raul Sotomayor Valenzuela, Ignacio Cosentino Ortiz, Fernando Aguero Garces, Jaime Bauza Bauza, Enrique Huidobro Augier, Alejandro Jadresic Marinovic and Heriberto Urzua Sanchez presented the resignations to their respective positions as directors, due to the changes in the ownership of Chilesat Corp S.A., this being informed as an Essential Fact on June 8 2004.

         As a consequence of the above, the actual directors of Chilesat Corp S.A. are the following persons: Jaime Chico Pardo (President), Sergio Rodriguez Mellado, Oscar Von Hauske, Andres Vasquez Del Mercado, Adolfo Cerezo Perez, Alvaro Anriquez Novoa, Jesus Luna Tizcareno, Jorge Portillo Juarez and Eduardo Diaz Corona, the last person having been named on May 7 2004, as replacing Mr. Ricardo Rodriguez Molina.

5. In a letter dated on June 15, 2004, the Company informed the following:

         On June 10, 2004, the directors of the company, messieurs Norberto Morita Kusumoto, Raul Sotomayor Valenzuela, Ignacio Cosentino Ortiz, Fernando Aguero Garces, Jaime Bauza Bauza, Enrique Huidobro Augier, Alejandro Jadresic Marinovic and Heriberto Urzua Sanchez presented the resignations to their respective positions as directors, due to the changes in the ownership of Chilesat Corp S.A., informed as Essential Fact on June 8, 2004.

         As consequence of the anterior, the actual directors of Chilesat Corp S.A. are the following persons: Jaime Chico Pardo (President), Sergio Rodriguez Mellado, Oscar Von Hauske, Andres Vasquez Del Mercado, Adolfo Cerezo Perez, Alvaro Anriquez Novoa, Jesus Luna Tizcareno, Jorge Portillo Juarez and Eduardo Diaz Corona, the last person having been named on May 7, 2004, as replacing Mr. Ricardo Rodriguez Molina.

6. In a letter dated on June 15, 2004, the Company informed the following:

         On June 10, 2004, the directors of the company, messieurs Norberto Morita Kusumoto, Ricardo Rodriguez Molina, Raul Sotomayor Valenzuela, Ignacio Cosentino Ortiz, Fernando Aguero Garces, Jaime Bauza Bauza, Enrique Huidobro Augier, Alejandro Jadresic Marinovic and Heriberto Urzua Sanchez presented the resignations to their respective positions as directors, due to the changes in the ownership of Chilesat Corp S.A., informed as Essential Fact on June 8, 2004.

         As consequence of the anterior, the actual directors of Net-Chile S.A. are the following persons: Jaime Chico Pardo (President), Sergio Rodriguez Mellado, Oscar Von Hauske, Andres Vasquez Del Mercado, Adolfo Cerezo Perez, Alvaro Anriquez Novoa, Jesus Luna Tizcareno, Jorge Portillo Juarez and Eduardo Diaz Corona.

 171CHILESAT [LOGO]
                      CHILESAT CORP. S.A. AND AFFILIATES
                           (FORMER TELEX CHILE S.A.)
         COMPARATIVE ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF JUNE 30, 2004

I.       EXECUTIVE SUMMARY

         Results of the Period

         The Net Result of Chilesat Corp for the first half 2004 experienced an improvement of 53% with respect to the same period in the previous year, with the decrease of the loss from Th$5,941,081 to Th$2,797,046.

         The company's Operating Result improved by 61% with a loss of Th$1,776,618 as of June 30, 2004, which is positively compared with the loss for the same period in 2003 of Th$4,500,847. This is explained by an increase in the operating margin of 19% Th$1,030,995) and by lower administrative and selling expenses of 17%
         (Th$1,693,234).

         The company's EBITDA grew by 116% reaching Th$2,553,325 in the first half of 2004, compared with Th$1,180,868 recorded in the same period of 2003.

         The application of the Company's strategy that seeks to increase its share in the corporate segment by means of an integrated offer of Data and Voice Networks through its affiliate Chilesat Servicios Empresariales S.A. has permitted the income of this line of business to increase by 16% in the first half 2004 with respect to the same period of 2003, raising from Th$2,902,379 to Th$3,370,121. Thus, important clients have been captured that have trusted their communications platform to Chilesat.

         Administrative and selling expenses recorded a decrease of 17% (Th$1,693,234) in relation to the same period in 2003, explained by a drop in costs associated with the closing of Texcom USA (Th$904,930) and lower general expenses (Th$675,235, data processing Th$366,301, sales agents commissions Th$135,272 and professional consultancies, Th$124,925).

         Chilesat Corp S.A. and Affiliates' non-operating consolidated results as of June 2004 improved by Th$468,429 (30%) with respect to the same period in 2003, which is mainly explained by a decrease in non-operating income of Th$5,775,880 that was partially compensated by lower non operating income of Th$5,100,037. This is due to the closing of the Texcom USA affiliate in May 2003, which generated a non-operating outflow due to a penalty in the current account as a non-operating income due to the reversal of the negative stockholders' equity, both during the first half of 2003.

         Main Affiliates

         Chilesat S.A. This company operates international and domestic long-distance services, commuted Internet services and value added services, the latter mainly aimed at the individuals' segment. During the first half of 2004, the affiliate Chilesat S.A. contributed through Long Distance, Internet, Traffic Termination and SVA services, 80% of the total consolidated income of its main office Chilesat Corp., amount that reached Th$16,687,061 recording a decrease of 9% in relation to the same period in 2003. The above is mainly explained by the lower income of International Businesses (Th$1,066,508) and Media Rental (Th$901,960). These drops were partially compensated with greater income from Value Added Services (Th$700,769) that have experienced an 80% increase compared to the same period in 2003.

         Chilesat Servicios Empresariales S.A. Chilesat Servicios Empresariales is an affiliate of Chilesat S.A. that provides advanced services to corporate clients, among them: a) Network services of high technology data, satellite services and access to dedicated Internet; b) Local and private public telephony services; and c) Advanced Services (data center, hosting, monitoring and network supervision).

         During the first half of 2004, Chilesat Servicios Empresariales contributed to the main office income in the amount of Th$3,370,121, which meant a 16% increase with respect to the same half of the previous year, in which Th$2,902,379 were generated. This is explained by a better commercial management as a consequence of the implementation of the company's long-term strategic plan, which privileges the growth of Chilean operations, strengthening penetration in the corporate market through an integrated offer of solutions for telecommunications services. This has permitted it to establish long-term agreements with important corporate clients.

         CORPORATE INFORMATION

         Company's Strategic Plan. As part of Chilesat Corp's corporate strategy, the company has reinforced its patrimonial basis and has decided to concentrate its efforts mainly on Chilean operations, with the purpose of maximizing the benefits from the competitive advantages it has, among them, the ample telecommunications network infrastructure it owns, and the excellence of its human capital. With this purpose, it has focused on increasing the offer of services towards the corporate market through its affiliate Chilesat Servicios Empresariales. Also, it has made an effort to maintain and increase profitability of its long-distance operations, develop value added services as a new source of income and, in turn, optimize its network infrastructure.

         Shareholders. During the second quarter of 2004, an important change of ownership occurred in the company's property: Redes Opticas S.A. and Redes Opticas (Cayman) Corp have subscribed to a series of agreements whose purpose is to transfer the company's shares of their property. Thus, as of June 30, 2004, the main controller of Chilesat Corp is Telmex Chile Holding S.A., which owns 99.3% of the property.

II.      INCOME STATEMENT

         (1) OPERATING MARGIN. The company's exploitation margin grew 19% (Th$1,030,995) in relation to the same period in 2003. This is explained by lower operations of International Businesses and the closing of the Texcom USA affiliate. These effects generated lower income that was more than compensated by lower operating costs.

                  CHILESAT S.A. AND AFFILIATES

                  Long Distance. The income of this business explains 49% of the company's consolidated total and reached Th$10,131,186.

                  Corporate Services. In the first half of 2004 income generated by this business reached Th$3,370,121, figure 16% higher when compared with the Th$2,902,379 in the same half of the previous year. This business represents 16% of the company's income.

                  OPERATION OF FOREIGN AFFILIATES

                  Foreign operations are developed through the affiliate Texcom S.A. and contributed 3% of the total income of Chilesat Corp. This figure decreased by 44% with respect to the first half of 2003, as a consequence of the closing of the Texcom USA operation. Currently, Perusat is the affiliate that continues with operations outside the country, mainly focused on the marketing of long-distance services, contributing income of Th$720,768 in the first half of 2004.

         (2) OPERATING RESULTS. Chilesat Corp's operating result shows an improvement of Th$2,724,229 (61%) with respect to that recorded in the same half of 2003. This is due to a decrease in operating costs (Th$2,755,657, explained in the previous paragraph) and a decrease in administrative and selling expenses (Th$1,693,234) mainly caused by a decrease in the costs of Texcom USA (Th$904,930) and lower general expenses for Th$675,235, due to less data processing of Th$366,301, sales agents commissions for Th$135,272 and professional consultancies, Th$124,925.

         (3) NON OPERATING RESULTS. Chilesat Corp S.A. and Affiliates' non-operating results as of June 2004 improved in Th$468,429 (30%) with respect to the same period in 2003, which is mainly explained by a decrease in non-operating income of Th$5,775,880 that was partially compensated with lower non-operating income of Th$5,100,037. This is due to the closing of the affiliate NACS Communications Inc. in May 2003, which generated a non-operating income due to a penalty in the current account and non-operating income due to the reversal of the negative stockholders' equity, both during the first half of 2003.

         (4) NET RESULTS. In the first half of 2004 the Company recorded a loss of Th$2,797,046 (Th$3,144,035 better than in the same period of the year 2003 in which it reached a loss of Th$5,941,081). This variation is mainly explained by a reduction in the operating loss of Th$2,724,229 (61%) and a decrease in non-operating losses of Th$468,429 (30%).

III.     GENERAL CONSOLIDATED BALANCE SHEET

         The main items of assets and liabilities as of June 30, 2004 and 2003 are the following:

                                                2004                2003
                                                 Th$                 Th$
                                             ----------          ----------
Assets
   Current Assets.......................     14,830,015          16,618,346
   Net Fixed Assets.....................     65,745,114          69,660,063
   Other Assets.........................        494,314             712,166
                                             ----------          ----------
       Total Assets.....................     81,069,443          86,990,575
                                             ==========          ==========

Liabilities
   Current Liabilities..................     36,895,490          23,475,821
   Long-term Liabilities................     16,442,028          29,081,239
   Minority Interest....................       (228,492)             40,578
   Net Worth............................     27,960,417          34,392,937
                                             -----------         ----------
       Total Liabilities................     81,069,443          86,990,575
                                             ===========         ==========

         As of June 30, 2004, the Company's consolidated assets decreased by Th$5,921,132 with respect to the same period in 2003. This variation is mainly explained by decreases in Fixed Assets of Th$3,914,949 (increase in accumulated depreciation), Current Assets of Th$1,788,331 (decrease in time deposits and other current assets) and Other Assets of Th$217,852 (less documents and accounts receivable from related companies).

         Fixed Assets decreased by Th$3,914,949 with respect to the previous year, mainly due to the increase in accumulated depreciation (Th$9,200,868).

         The negative variation of the current assets is explained by a decrease in time deposits (Th$2,555,120) and other current assets (Th$1,158,440), effects that were partially compensated by greater debtors from sales (Th$1,403,433 mainly due to less collectibles).

         Investments in Fixed Assets during the first half of 2004 amounted to Th$2,969,070 mainly due to the purchase of last mile equipment, dorsal IP, routers, video conference, telephony and data transmission services.

         The decrease in Other Assets, of Th$217,852, is mainly the cause of the extinction of documents and accounts receivable from related companies in the long term, amounting to Th$17,845 explained by accounts receivable from Colomsat and Texcom Chile S.A.

         Current Liabilities increased by Th$13,419,669. This variation is mainly explained by the transfer of the credit line of Banco Santander to the short term in the item Obligations with Banks and Financial Institutions in the long term - short term portion (Th$11,793,728).

         The decrease of Long Term Liabilities in Th$12,639,211 is mainly caused by the transfer to the short term of the credit of Banco Santander mentioned in the previous paragraph and to a decrease in payable documents in the long term Th$1,474,718 (explained by re-agreement and transfer to the short term of the leasing with IBM and a decrease in Telrad).

         The decrease of Th$6,432,520 of the Stockholders' Equity is mainly due to an increase of the accumulated loss of Th$9,921,750 that was partially compensated by lower losses in the period of Th$3,144,035.

IV.      FINANCIAL INDICES

         The main financial indices and other important items related to the financial statements as of June 30, 2004 and 2003 are the following:


                                                                              2004                2003
                                                                               Th$                 Th$
                                                                          -------------      --------------

IV.1         Current Liquidity....................................                 0.40                0.71
IV.2         Acid Ratio...........................................                 0.40                0.71
IV.3         Debt Ratio...........................................                 1.91                1.53
IV.4         Short Term Debt/Total Debt Ratio.....................                69.17%              44.67%
IV.5         Long Term Debt/Total Debt Ratio......................                30.83%              55.33%
IV.6         Total Assets.........................................        Th 81,069,443      Th$ 86,990,575
IV.7         Operating Income.....................................        Th 20,934,960      Th$ 22,659,622
IV.8         Operating Costs/Total Costs Ratio....................                64.07%              63.72%
IV.9         Admin. and Selling Expenses/Total Costs Ratio........                35.93%              36.28%
IV.10        Coverage of financial expenses.......................                (1.67)              (4.80)
IV.11        Operating Results....................................        Th  1,776,618)     Th$ (4,500,847)
IV.12        Financial Expenses...................................        Th (1,085,666)     Th$ (1,050,162)
IV.13        Non Operating Results................................        Th (1,119,408)     Th$ (1,587,837)
IV.14        R.A.I.I.D.A.I.E......................................        Th  2,519,583      Th$    643,193
IV.15        Results After Taxes..................................        Th (2,797,046)     Th$ (5,941,081)
IV.16        EBITDA Chilesat Corp (Consolidated Group)............        Th  2,553,325      Th$  1,180,868
             EBITDA Chilesat S.A and Affiliates...................        Th  3,985,439      Th$  3,815,483


                    ANALYSIS OF IMPORTANT INDICES AND ITEMS

         IV.1     CURRENT LIQUIDITY                      0.40              0.71

                  This index mainly decreases due to the increase in the current liabilities caused by the transfer to the short term of the credit line of Banco Santander for Th$11,304,682. In addition to this, there was a decrease in current assets (Th$1.788.331) mainly explained by less time deposits.

                  (a)      INCREASES AND DECREASES IN CURRENT ASSETS

                           Time Deposits. This item decreased (Th$2,555,120) as a result of the extinction of operations with the following Banks: Security and Citibank N.Y.

                           Other Current Assets. This item decreased
                           Th$1,158,440, explained by lower purchase operations with buy-back operations partially compensated by increases in securities in guarantee.

                  (b)      INCREASES AND DECREASES IN CURRENT LIABILITIES

                           Obligations with Banks and Financial Institutions Long Term - Short Term Ratio. This item shows an increase of Th$11,793,728, explained by the transfer, from the long term, of the credit with Banco Santander for Th$11,304,682, due in February 2005.

         IV.2     ACID RATIO                             0.40              0.71

                  This index is equal to that mentioned in previous point IV.1 as the Company and its affiliates have no stocks.

         IV.3     DEBT RATIO                             1.91              1.53

                  This index increased with respect to the previous period mainly due to the decrease of the stockholders' equity because of greater accumulated losses of Th$9,921,750 that were partially compensated with lower losses of the period of Th$3,144,035.

         IV.4     LONG TERM DEBT/TOTAL DEBT RATIO      69.17%            44.67%

                  The detail of the items that explain the decrease in this item are described in point IV.1.b.

         IV.5     LONG TERM DEBT/TOTAL DEBT RATIO      30.83%            55.33%

                  Long Term Liabilities showed a decrease of Th$12,639,211 explained basically by the transfer to the short term of the credit line obtained with Banco Santander and explained in point IV(1)(b).

         IV.6     TOTAL ASSETS                  Th$81,069,443    Th$86,990,575

                  The decrease of Th$5,921,132 in the first half of 2004 with respect to the same period in 2003 is explained with the information in point III.

         IV.7     OPERATING INCOME              Th$20,934,960    Th$22,659,622

                  Operating income decreased in Th$1,724,662 with respect to the first half of the previous period, mainly due to what was explained in point II(1).

         IV.8     OPERATING COSTS/TOTAL COSTS RATIO    64.07%            63.72%

                  There is a slight increase in this index, maintaining the proportion in relation to the same period in 2003.

         IV.9     ADMIN. AND SELLING EXPENSES/
                  TOTAL COSTS RATIO                    35.93%            36.28%

                  There is a slight decrease in this index, in the proportion of the same period in 2003.

         IV.10    FINANCIAL EXPENSES COVERAGE          (1.67)            (4.80)

                  The decrease in this index is mainly due to a better result before taxes (Th$3,192,658).

         IV.11    OPERATING RESULTS             Th$(1,776,618)   Th$(4,500,847)

                  The variation of the operating results is explained in point II.3.

         IV.12    FINANCIAL EXPENSES            Th$(1,085,666)   Th$(1,050,162)

                  The variation of the financial expenses is explained in point II(4).

         IV.13    NON OPERATING RESULTS         Th$(1,119,408)   Th$(1,587,837)

                  Chilesat Corp S.A. and Affiliates' consolidated non operating results as of June 2004, improved in Th$468,429 (30%) with respect to the same period in 2003, which is mainly explained by a decrease in non operating expenses of Th$5,775,880, partially compensated by lower non operating income of Th$5,100,037. This is due to the closing of the affiliate Texcom USA in May 2003, which generated non operating expenses due to penalty in the current account and non operating income due to the reversal of the negative stockholders' equity, both in the first half of 2003.

         IV.14    R.A.I.I.D.A.I.E.              Th$2,519,583       Th$643,193

                  The increase of this index is the consequence of a better result before taxes (Th$3,192,658).

         IV.15    RESULT AFTER TAXES            Th$(2,797,046)   Th$(5,941,081)

                  The variation of this result is mainly explained by the descriptions in point II.4.

         IV.16    EBITDA Chilesat Corp
                  (Consolidated Group)          Th$2,553,325     Th$1,180,868

                  This index is calculated as: Operating Result + Depreciation of the Period + Amortization of Intangibles. The increase of Th$1,372,457 of this result is explained by a better operating result of Th$2,724,229 (61%) partially compensated by lower depreciations (Th$1,349,126).

                                 PROFITABILITY

         Stockholders' Equity Profitability. Defined as the ratio of the result of the first half and the average stockholders' equity, it corresponds to -0.09.

         Assets' Profitability. Defined as the ratio of the result of the first half and the average assets, it corresponds to -0.03.

         Operating Assets Profitability. Defined as the ratio of the operating result of the first half and the average operating assets; corresponds to 0.02. Current assets and fixed assets are considered as operating assets.

         Profit Per Share. Defined as the result of the first half divided by the number of shares subscribed and paid for at year end and corresponds to - 0,006.

         MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND VALUE OF THE COMPANY'S ASSETS

         At June 30, 2004, the Company and its affiliates do not show significant differences that should be pointed out.

V.       CASH FLOW

                                                         2004          2003
                                                          Th$          Th$
                                                      ----------    ----------

Flow from operating activities.................          597,466     1,022,655
Flow from financing activities.................          271,239    10,651,927
Flow from investment activities................       (1,953,255)   (6,678,561)

         Description of Cash Flow Variations.

         Flow from operating activities: The resources from operating activities decreased with respect to the first half of the previous year by Th$425,189, mainly due to lower payments to suppliers and personnel, of Th$3,429,568 that were compensated partially with lower collection of sale debtors for Th$884,355 that were partially compensated by greater VAT payments and similar ones of Th$522,744.

         Flow from financing activities: The decrease of Th$10,380,688 is mainly explained by the financing of Th$11,304,682 obtained from Banco Santander in the first half of 2003.

         Flow from investment activities: The resources used by investment activities decreased in Th$4,725,306 mainly due to lower incorporation of fixed assets of Th$2,311,586 and an increase in the sales of fixed assets of Th$1,551,717.

VI.      MARKET RISK ANALYSIS

         Financial Risks. The Company and its affiliates do not maintain, as of June 30, 2004, a level of coverage on the rate of exchange. In relation to the coverage of interest rates, it should be mentioned that most of the liabilities acquired by the Company are in fixed rates and 24.86% is in a floating rate (TAB and Libor).

         The difference between assets and liabilities in dollars is the following:

             Assets in USA dollars......................  MUS$      2,261.59
             Liabilities in USA dollars.................  MUS$     14,831.95

         The composition by foreign currency of the operating result in percentages over each item is the following:

             Operating income...........................            13.28%
             Operating costs............................            24.91%
             Administrative and selling expenses........             5.64%

         Risk of Default. With respect to the coverage policy related to the default in accounts receivable, we may inform that monthly, a provision of non-collectibles is established and recorded on these accounts. This is based on the historical behavior of the recovery of accounts receivable.

         The methodology used by the Company applies periods that are sufficiently long, in which the balances in client accounts show a low collection expectation, which ensures that the default risk of the accounts receivable is covered by said coverage policy.

                              CHILESAT CORP S.A.

                                  SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                 CHILESAT CORP S.A.


                                 By:  /s/ Fernando Escrich Juleff
                                    ---------------------------------------
                                      Name:   Fernando Escrich Juleff
                                      Title:  Chief Financial Officer




August 3, 2004